94



03022610

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Smit Intern'l NV

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS



PROCESSED
JUN 19 2003
THOMSON FINANCIAL

FILE NO. 82- 4892 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DATE : 6/9/03










SMIT

SMIT INTERNATIONALE N.V.

2002, REPORT & ACCOUNTS

Dit jaarverslag is ook verkrijgbaar in het Nederlands. In geval van tekstuele afwijkingen tussen de Engelse en de Nederlandse versie, prevaleert de Nederlands versie.

This Annual Report is also available in Dutch.
In the event of any textual inconsistencies between the English and Dutch versions, the latter shall prevail.

Copies of this Annual Report may be obtained from
Smit Internationale N.V., Public Relations department:
Tel: +31 (0)10 454 99 11
Fax: +31 (0)10 454 94 33
E-mail: publicrelations@smit.com

This Annual Report can also be viewed on the website:
www.smit.com

Smit Internationale N.V.
Zalmstraat 1
3016 DS Rotterdam
P.O. Box 1042
3000 BA ROTTERDAM
Tel: +31 (0)10 454 99 11
Fax: +31 (0)10 454 97 77
E-mail: corporate@smit.com



COMPANY PROFILE

SMIT has a proud tradition of 160 years of service in the maritime sector. The company has earned an excellent reputation by combining expertise and experience with high-quality materials and equipment. SMIT aims to provide its services in the main to shipping companies, producers in the oil and LNG industries, insurers and governments. SMIT maintains the highest standards in respect of Safety, Health, the protection of the Environment and Quality.

SMIT's services are organised into four Divisions:

- **Harbour Towage**: harbour towage services and related maritime services.
- **Terminals**: towage services and related maritime and management services to offshore and onshore terminals.
- **Salvage**: salvage, wreck removal, environmental protection and consultancy.
- **Transport & Heavy Lift**: barge chartering, heavy transport, (ocean) towage, heavy lift activities and civil contracting.

SMIT's strategy is orientated towards strengthening the above activities and in building on its leading position in these sectors. The company aims to achieve sustained improvement in its profitability, through autonomous growth and selective acquisitions in the Harbour Towage and Terminals Divisions, as well as through cost control and effective economies of scale across all Divisions.

The company operates according to principles that recognise its responsibilities towards its clients, employees, shareholders and partners, and to society in general. SMIT has incorporated its objectives into the following 'Vision' and 'Mission':

SMIT'S VISION

To be the leading player in the global market for maritime services, preferred by customers due to the high perceived added value of its integrated package of service offerings.

- **Leading player**: to be first or second in all selected businesses.
- **Global market**: to operate on a worldwide scale.
- **Maritime services**: to be active in professional services on/around water.
- **Integrated package**: to offer customers a family of services tailored to their needs.
- **High perceived added value**: to focus on highly regarded specialist services.

SMIT'S MISSION

SMIT is a maritime service provider, with the world's seas and harbours as its field of operation.
We value the combination of expertise, inventiveness and specialized equipment as the key ingredients towards offering our customers the high quality solutions they require. We strive to fulfil the needs of five critical stakeholder groups:

- **Customers**: to deliver a high quality service tailored to customers' specific needs.
- **Employees**: to offer challenging work, personal development opportunities and a clear career perspective.
- **Shareholders**: to offer corporate transparency and to create shareholder value.
- **Partners**: to cooperate on the basis of mutual respect and mutual benefit.
- **Society**: to act with due care for the environment and the community.

One of the harbour tugs, the "Smit Clyde," in the port of Rotterdam.


SMIT CLYDE

CONTENTS



KEY DATA

Derived from the Annual Report
(in EUR 1 mln.)

	2002	2001 *
Harbour Towage		
Production [3]	**77.5**	78.6
Operating result before exeptional items	**6.2**	3.4
Capital employed	**82.6**	99.5
Depreciation	**7.5**	9.5
Return on capital employed [2]	**7.5** %	3.4 %
Terminals		
Production [3]	**78.9**	97.0
Operating result before exeptional items	**10.8**	12.4
Capital employed	**78.3**	88.8
Depreciation	**12.6**	10.6
Return on capital employed [2]	**13.8** %	14.0 %
Salvage		
Production [3]	**55.0**	110.4
Operating result before exeptional items	**2.8**	6.1
Capital employed	**5.5**	8.6
Depreciation	**1.2**	5.0
Return on gross revenue [2]	**5.0** %	7.1 %
Transport & Heavy Lift		
Production [3]	**101.6**	77.9
Operating result before exeptional items	**(3.7)**	6.0
Capital employed	**34.8**	45.0
Depreciation	**4.8**	2.9
Return on capital employed [2]	**(10.6)** %	13.3 %
Result of associated companies		
Return on capital employed	**14.1** %	13.7 %
Result plus results of associated companies (EBIT)	**22.3**	22.9
Earnings before interest, taxes and depreciation incl. results of associated companies (EBITDA)	**50.5**	50.9

PRODUCTION[3] PER DIVISION


Harbour Towage
24.8% (+3.2%)
Transport & Heavy Lift
32.5% (+11%)
Terminals
25.2% (-1.5%)
Salvage
17.5% (-12.7%)
2001
2002

	2002	2001
Production[3]	**319.0**	363.9
Result		
Operating result	**13.1**	13.8
Net result	**13.4**	17.4
Dividend	**6.6**	8.1
EBITDA	**50.5**	50.9
Interest Coverage Ratio	**2.14**	1.81
Tangible fixed assets		
Investments[4]	**15.9**	28.3
Depreciation	**28.2**	28.0
Capital commitments as at Balance Sheet date	-	3.3
Capital employed		
Long-term capital	**350.0**	410.3
Net equity	**188.8**	199.5
Garantee capital	**200.4**	213.9
Ratios in %		
Net equity : total capital employed	**35.6**	33.6
Fixed assets : long-term capital	**96.1**	95.9
Current assets : current liabilities	**107.6**	108.7
Net profit : net equity	**7.1**	8.4
Return on capital employed, Group[6]	**6.1**	4.2
Return on capital employed, total[7]	**7.9**	5.8
In EUR per share of EUR 4.60[5]		
Net equity	**25.60**	27.25
EBITDA	**6.85**	6.95
Net result	**1.83**	2.38
Cash dividend	**0.90**	1.10
Price of stock as at Balance Sheet date	**21.14**	24.90
Issued shares	**7,372,809**	7,319,979
Employees		
Average number of employees	**2,915**	3,031
Total wages and salaries	**109,007**	114,271

* Adjusted for comparative purposes.
[2] Excluding exceptional items
[3] Net turnover plus movements in work in progress
[4] Investments in tangible fixed assets
[5] After deducting the number of shares repurchased by the company
[6] Return on capital employed, Group: operating result divided by capital employed (tangible fixed assets + working capital)
[7] Return on capital employed, total: operating result + results of associated companies divided by capital employed (tangible fixed assets + bookvalue associated companies + working capital)vaste activa + working capital)




ROTTERDAM

INTRODUCTION BY THE CHAIRMAN OF THE EXECUTIVE BOARD

Dear shareholders, clients, employees and partners,

The year 2002 did not turn out in the way that we forecasted at the start of the year. There are many good reasons for this. In the second half of the year, results of a number of activities improved, which meant that we were still able to conclude 2002 with a net result of EUR 13.4 million.

The Harbour Towage Division and the Terminals Division performed in line with expectations. In the Salvage Division and the Transport & Heavy Lift Division, however, we fell short of achieving the budgeted turnover levels. The salvage market is by its very nature unpredictable, which is why we must base our budget on historical averages. However, during the first half of the year, there was no significant salvage activity. During the second half of the year, the situation improved and the end of the year saw an upsurge in activities. Unfortunately, only part of this boom could make a contribution to the annual result in the year under review. In the Heavy Lift market, major projects were repeatedly postponed. In the end, a number of these projects did not commence until early 2003.

It is not unusual that disappointing results in one activity are offset by a better than expected development in another field. However, this was not the case this year.

These developments meant that we had to go further than the measures set out in our reorganisation programme for the sake of achieving cost savings in general. As a result, we assigned higher priority to rationalising our Transport & Heavy Lift Division fleet, an action that had already been planned as part of our strategy. This rationalisation process is now almost complete.

We finished implementing our new strategy in 2002. We are now once again in a position to focus all our efforts on our towage,



◁ *The Smit Internationale N.V. Executive Board. On the right: Ben Vree (Chief Executive Officer) and Wim Kanis (Chief Financial Officer).*

salvage, lifting and transportation activities. We only undertake contracting work at sea if such activities combine well with our core activities, and preferably when we can deploy a wide range of our own materials and equipment.

Part of our strategy has been to evaluate our associated companies. Continued participation depends on synergy benefits and involvement by SMIT in the management of the associated company. We have now completed this assessment and are discussing the findings with our partners.

Unfortunately, in the year under review a very serious accident occurred during work off the African coast. As a result of this accident, Mr. R. Roon, diver and supervisor, lost his life. Mr. Roon had been with the company for 21 years and was a valued and professional diver. On behalf of SMIT and all its employees, I would like to express our condolences to his wife and son and to all of his other surviving relatives.

The nature of our activities means that at the time of publication of the annual figures we do not have enough information on our performance in the current year to be able to issue a well-founded opinion. This was mentioned in 2002. As soon as we have sufficient information on our performance for the entire year 2003, we will provide you with further details.

We have now put the financially unsatisfactory year 2002 behind us and are back on track. Operational improvements and a more aggressive commercial approach should lead to further strengthening our four core activities in 2003.

I would like to thank our clients for their support. Our employees deserve our thanks for their efforts, commitment and loyalty. We would also like to thank our shareholders and suppliers for the faith that they have shown in SMIT.

Ben Vree
Chairman of the Executive Board



REPORT OF THE SUPERVISORY BOARD TO THE SHAREHOLDERS

We are pleased to submit to you the Annual Accounts for the financial year 2002 as prepared by the Executive Board.

DEVELOPMENTS AT THE COMPANY

Due to circumstances beyond the company's control, it proved impossible to achieve the forecast made during the presentation of the Annual Report for 2002. With respect to the reasons for and background to this turn of events, the Board refers you to the Report of the Executive Board. Developments made it necessary to issue a profit warning during the financial year. The Board is pleased that it was possible to actually improve on the more detailed forecast made at the time that the half-yearly figures were presented. The need to issue a profit warning illustrates the fact that despite strict budgeting it remains difficult to predict the result for the company's activities. The Board is devoted to organising the business in such a way that as many of its activities as possible generate regular income streams; examples are the Harbour Towage Division and the Terminals Division. Nevertheless, to a large degree the result continues to rely heavily on 'unpredictable' activities such as salvage operations and on the question of whether (despite careful contracting) the major projects pursued by the Transport & Heavy Lift Division proceed on time. We encountered setbacks on both fronts in the year under review.

APPROVAL OF THE ANNUAL ACCOUNTS AND PROFIT APPROPRIATION

Having examined the report issued by KPMG Accountants N.V. and having discussed it with the Executive Board and the auditors, we have accepted and adopted the Annual Accounts. We recommend that you approve the Annual Accounts and profit appropriation in accordance with the proposal submitted by the Executive Board.

COMPOSITION OF THE SUPERVISORY BOARD

After the General Meeting of Shareholders on 22 May 2002, P.F. van der Heijden was re-appointed as a member of the Board. During 2003, none of the members of the Board will retire under the retirement rotation schedule established by the Board. On 22 May 2003, Mr. W.A. Mulock Houwer will retire because of coming to the age of 70 years. The company is very grateful to Mr. Mulock Houwer for his contribution to the Board's work. We benefited from his expert advice on business operations in general and on offshore work in particular.

The profile drawn up by the Supervisory Board provides guidelines for appointing and re-appointing Supervisory Board members.



The profile stipulates amongst other things that between them, the members of the Board should be experienced in at least the following disciplines: international shipping, the offshore industry, financing and social policy. Despite Mr. Mulock Houwer's retirement, the Board believes that these requirements are met. Accordingly, the Board has decided to refrain from filling the resulting vacancy. Pursuant to this decision, the Board has, by virtue of the authority conferred on it by Article 10 paragraph 2 of the company's Articles of Association, set the number of members of the Board at four. The new composition of the Board reflects the company's recent reorganisation and the lower volume of business.

ACTIVITIES OF THE BOARD

The Board is fully aware of the increasing importance attached to its responsibility of supervising and advising the Executive Board. The Board agrees with this development. In the year under review, the Board met seven times with the Executive Board. In addition, the Board met three times without the Executive Board to discuss the functioning of the Supervisory Board and its relationship with the Executive Board. In all the meetings, the general state of affairs was discussed and, where prescribed by the Articles of Association, proposals by the Executive Board were submitted to the Supervisory Board for approval. The company's strategy in general and its risk control in particular were discussed regularly and thoroughly. Furthermore, the Board closely examined the company's reorganisation process and the resulting disposals in terms of the company's strategy. Given the disappointing level of revenues, the Board also kept a close eye on the company's financial position.

In the year under review, the Board set up an Appointments and Remuneration Committee, whose members are Mr. J.D. Bax and Mr. P.F. van der Heijden. The Committee's purpose is to advise the Board as and when the occasion arises. During the year under review, it offered the Board its advice on two occasions.

Members of the Supervisory Board attend consultation meetings with the Central Works Council (CWC).

COMPOSITION OF THE EXECUTIVE BOARD

On the occasion of the General Meeting of Shareholders 2002, Mr. N.W.G. Buis resigned as member and Chairman of the Executive Board. The Board would again like to express its appreciation for his contributions, in particular with regard to how he led the company with drive and perseverance during the difficult times experienced in recent years. The Board decided not to fill the vacancy left by his retirement for the same reasons stated above regarding the number of Supervisory Board members. This means that Mr. B. Vree is now the sole Managing Director under the company's Articles of Association.

IN CONCLUSION

The Board is convinced that most of the reorganisation processes implemented by the Executive Board will have reached completion at the end of 2003. This will strengthen the debt-equity ratios and will give us a more solid foundation for our activities in 2004 and beyond.

On behalf of the company the Board wishes to express its gratitude to the Executive Board and to all its employees at home and abroad, at sea and ashore, for their efforts over the past year.

Rotterdam, 24 March 2003

On behalf of the Supervisory Board:
J.D. Bax,
Chairman

◀ A tug arrives at the Moerdijk Bridge in The Netherlands in the early hours. In 2002 SMIT Transport & Heavy Lift started work on installing the bridge's hammer beams. The bridge will be used for the High Speed Line between Paris and Amsterdam.



BIOGRAPHICAL DETAILS OF THE SUPERVISORY BOARD

J.D. BAX (67, DUTCH NATIONAL), CHAIRMAN

First appointed 15 October 1997, re-appointed in 2000. Appointed Chairman of the Supervisory Board in 2001. Due to retire by rotation in 2004. Former Chairman of the Executive Board of IHC Caland N.V. Chairman of the Supervisory Board of TBI Holdings N.V. and Koninklijke Vopak N.V. Member of the Supervisory Boards of Corio N.V., Heerema Fabrication Group B.V., het Nederlandse Loodswezen (the Dutch Pilotage Organisation), IHC Caland N.V. and Koninklijke Frans Maas N.V. Number of shares, convertible bonds and publicly tradable options held in the company and number of options granted by the company: none.

W.F. VAN BEUNINGEN (63, DUTCH NATIONAL)

Member of the Supervisory Board from 1981 to 11 July 1997. Re-appointed on 15 October 1997 and again in 2001. Due to retire by rotation in 2005. Group Managing Director of MeesPierson N.V. until 1997.

Number of shares held in the company: 2040. Number of convertible bonds and publicly tradable options held in the company and number of options granted by the company: none.

M.A. BUSKER (66, DUTCH NATIONAL)

First appointed in 1997, re-appointed in 2001. Due to retire by rotation in 2005. From 1989 to 1997, Chairman of the Executive Board of Smit Internationale N.V. Chairman of VNSI Vereniging Nederlandse Scheepsbouwindustrie (Netherlands' Shipbuilding Industry Association) and Chairman of the Supervisory Board of MARIN, the Maritime Research Institute Netherlands.

Number of shares, convertible bonds and publicly tradable options held in the company and number of options granted by the company: none.

P.F. VAN DER HEIJDEN (53, DUTCH NATIONAL)

First appointed in 1998, re-appointed in 2002. Due to retire by rotation in 2006. Rector of and Professor of Labour Law at the University of Amsterdam. Member of the Supervisory Boards of ING Groep N.V., PinkRoccade N.V. and NUON N.V.

Number of shares, convertible bonds and publicly tradable options held in the company and number of options granted by the company: none.

W.A. MULOCK HOUWER (69, DUTCH NATIONAL)

Member of the Supervisory Board from 1985 to 1993 and from 1996 until 11 July 1997. Re-appointed on 15 October 1997 and again in 2000. Due to retire by rotation in 2004. Member of the Executive Board of Koninklijke Nedlloyd N.V. between 1985 and 1993. Chairman of the Supervisory Board of Wielkamp N.V. and Member of the Supervisory Board of J.S.I. N.V.

Number of shares, convertible bonds and publicly tradable options held in the company and number of options granted by the company: none.

BIOGRAPHICAL DETAILS OF THE EXECUTIVE BOARD

B. VREE (49, DUTCH NATIONAL), CHAIRMAN OF THE EXECUTIVE BOARD

Appointed as Chairman of the Executive Board in May 2002. Member of the Executive Board of Smit Internationale N.V. since 2000.

Joined Van Ommeren in 1993 and later worked for Vopak in Singapore, where he held various positions. Was Regional Director of Van Ommeren Asia BV and later President of Vopak Logistics Asia Pte. Ltd. From 1997 to 2000, Director of Singapore International Chamber of Commerce.

From 1989 to 1993, Commercial Manager at Chemicals Matex Nederland BV (Van Ommeren BV). Up to 1989, Mr. Vree held various positions at the Rotterdam port.

FURTHER ACTIVITIES:

Honorary Consul General of Sweden

Member of the Supervisory Board of Radio Holland Groep B.V.

President of the Nederlandse Maatschappij voor Nijverheid en Handel (Dutch Trade and Industry Association).

W.H. KANIS, (56, DUTCH NATIONAL), MEMBER OF THE EXECUTIVE BOARD

Appointed as Chief Financial Officer and Member of the Executive Board in October 2000.

Employed by Smit Internationale N.V. since 1981. From 1994 to 2000, General Manager Finance & Administration. From 1988 to 1994, Director of Finance and Administration. Previously, headed the Department of Finance and Administration. From 1971 to 1981, worked for Klynveld Kraayenhof & Co.



REPORT OF THE EXECUTIVE BOARD

GENERAL

The year 2002 was a year characterised by the company's continued repositioning.

The implementation of the strategy formulated in 2001 is finalised. This strategy is orientated towards the further strengthening of the traditional core activities, and towards improving profitability and increasing the company's commercial thrust. Almost all non-core activities have been disposed of. During the past year, the vast majority of vessels marked for disposal under the above strategy were sold off or scrapped as part of the rationalisation plans for the Transport & Heavy Lift Division. Only a few vessels have yet to be sold.

Over the past year, the Division structure was fully implemented. In the Transport & Heavy Lift Division, the operating companies were merged.

When the half-yearly figures for 2002 were published, an announcement was made that SMIT would be reviewing its involvement in all its associated companies, in terms of synergy benefits and management influence. This process has now been completed. In a number of cases, the review revealed that the benefits arising from synergy or from the relationship between the associated companies and SMIT's core activities were insufficient. In other associated companies, management influence or control was lacking. As a result, SMIT has decided to withdraw from those associated companies that repeatedly fail to meet the criteria set. Consultations are now underway with our partners regarding the implications of this decision. A choice may have to be made between the acquisition of additional shares and the sale of SMIT's interest. Given the current economic conditions, the latter option will not be easy.

During the final stage of the implementation process, it was decided to bring the two Divisions of Harbour Towage and Terminals and the two Divisions of Salvage and Transport & Heavy Lift under the control of a single person, in order to increase the internal synergy between related activities and to strengthen project management. There will be a special focus on the commercial management of the Divisions in order to improve the company's commercial thrust.

A profit forecast was announced at the time that the annual figures for 2001 were published in March 2002; namely that the result from ordinary activities after tax would be about the same figure as for the previous year (EUR 18 million). As soon as it was realised that the weak salvage market and the postponement of several major projects meant that this profit forecast could not be achieved, it was withdrawn (on 1 July 2002), and revised, on the occasion of the publication of the half-yearly figures, to an expected net result for 2002 of about EUR 12 million.

This forecast was based on the expectation that the Harbour Towage activities and the Terminal activities would improve further. The results from the Salvage Division are always unpredictable, which is why they were based on a historical average for the previous five years. This produces a result of EUR 4 million. The results for the Transport & Heavy Lift Division were based on the known order book at that time. However, it was anticipated that the reorganisation and integration process would not be fully complete, which would mean that this Division would not yet make a satisfactory contribution to the Group result.

After the completion of the first half-year, it was established that the current state of business operations would make it impossible to achieve the forecast for the whole year. Consequently, a profit warning was issued as early as 1 July 2002. These disappointing results from the business operations mainly stem from the Salvage and Transport & Heavy Lift Divisions. The other two Divisions performed satisfactorily.

In the case of the Salvage Division, although the number of salvage operations undertaken fell sharply, the market share matched previous years. In addition, the invitation to tender for the River Westerscheldt wreck removal project was pushed further and further back from the original plan to carry out part of the work in 2002.

In the Transport & Heavy Lift Division, SMIT had to deal with delays to a number of major lifting projects that had already been contracted, with some of these projects even being postponed until the following financial year. This kept the capacity utilisation rate for this Division's equipment below the minimum level required.

Given the nature of our activities and the phase of further adjustment and rationalisation of the Transport & Heavy Lift Division underway at that time, it was impossible soon after the end of the first half-year of operations, i.e. in early July, to give a precise definitive forecast for the result for the entire year. Later, when the half-yearly figures for 2002 were published in August, it was announced that the expected net result would indeed fall below the original forecast. SMIT took the opportunity to announce a revised forecast for the net result for 2002 of about EUR 12 million. A decision was also made at the time that in future no forecast for the net result for the whole year would be made prior to publishing that year's half-yearly figures.



HARBOUR TOWAGE

RESULTS

The operating result before extraordinary items for the Harbour Towage Division was EUR 6.2 million, compared to EUR 3.4 million in 2001. The profit contribution was mainly earned from activities abroad. The return on capital employed (ROCE) is 7.5% (2001: 3.4%), a figure that continues to lag behind the target of 12% set by SMIT.

DETAILS

The level of revenues earned at Rotterdam is still unsatisfactory and costs are still too high. In the past, stiff competition pushed revenues down to an unacceptable level. We are consulting with the various parties involved (trade unions, personnel and works council) to find a solution that will permit a more flexible deployment of staff and equipment. In addition, together with a modest increase in prices (note that the towage fee paid at Rotterdam is still much lower than that of other European ports), this has to provide the foundation for achieving the target return at Rotterdam.

SMIT has been utilising the so-called 'Bemanningsfaciliteit' incentive scheme since it was introduced in The Netherlands at the end of the 1980s. Under this scheme, the employer only has to pay part of the wage tax deducted from sailors' salaries. The European Commission raised objections to the application of this scheme to ocean-going tugs operating in and around the ports of the European Union. By virtue of the complaint, the European Commission ruled that the Dutch government did not correctly register the scheme (a type of state support) with the European Commission. As a result, the Dutch government was forced to take an interim decision to withdraw the scheme for ocean-going tugs operating in and around European Union ports, effective from 1 January 2003. The Dutch government has appealed against the European Commission's decision. SMIT and other towage companies have also submitted an objection to the EC ruling; they were assisted in this by the Koninklijke Vereniging van Nederlandse Reders (Royal Association of Dutch Shipowners). It will probably be several years before the European Community's judicial bodies make a ruling. SMIT became aware of the provisional opinion of the European Commission on 1 July 2001. From this time onwards it has created provisions for the relevant items. The European Commission can force the Dutch government to reclaim the state support paid out from 1990 onwards but SMIT believes that it is unlikely that this will be implemented; an opinion shared by its advisors.

The imposition of American import restrictions has led to a reduction in the level of Canada's wood exports to the United States of America. This development depressed the results for SMIT Harbour Towage Canada.

SMIT was not affected by the economic depression in Argentina.

TERMINALS

RESULTS

The operating result before extraordinary items for the Terminals Division was EUR 10.8 million, compared to EUR 12.4 million in 2001. The profit contribution was mainly realised from the activities abroad. The return on capital employed (ROCE) is 13.8% (2001: 14.0%), which is still a little below the target of 15% set by SMIT.

DETAILS

One reason for the lower result in euros is the lower exchange rate against the American dollar. When calculated in American dollars, the results were in line with forecasted developments.

To underpin the company's growth strategy, the new organisation of the Division was fully implemented in 2002. Commercial representatives were posted to the four geographical regions that were identified as growth areas.

In 2002, the services provided under the existing terminal contracts in Nigeria, Gabon and the Bahamas were expanded to include new services.

In October 2002, the icebreaker 'Smit Sakhalin' deployed in Sakhalin was put out of action by a fire in the engine room. The ship has now been repaired and returned to service at its home base during mid-March 2003.
An error made by a shipyard during a regular dry docking procedure put the 'Smit Barbados' out of action for six months. These events had a negative effect on the result.

In 2003, the terminal contract for Brunei concluded by Keppel Smit Towage comes into force. This long-term contract will make a systematic contribution to the realisation of our growth strategy.



SALVAGE

RESULTS

The operating result before extraordinary items amounted to EUR 2.8 million, compared to EUR 6.1 million in 2001.
In the first half of the year 2002, the salvage market was particularly quiet. It was little comfort that none of our competitors were faring any better. SMIT's share in the trickle of business was in line with its historical market share. There was more work in the fourth quarter and by the end of the year it was even busy. Turnover was EUR 62 million, which was below the forecast made at the beginning of the year on the basis of a historical five-year average. Return on capital employed (ROCE), the yardstick used throughout SMIT to measure performance, is not a very useful criterion in SMIT Salvage's case. Please refer to comments later on in this report about the low level of capital employed in this Division. Against this background a profit margin of 10% of the gross turnover figure serves as the chosen yardstick of performance. Understandably, it proved impossible for SMIT to achieve this target in 2002.

DETAILS

The most important project that SMIT carried out was undoubtedly its intervention in the wreck of the 'Jolly Rubino', a large Italian Ro-Ro freighter stranded off the eastern coast of South Africa. The fuel oil and the hazardous cargo (chemicals) were removed from the ship to the satisfaction of the South African government and the P&I Club in a complicated operation that lasted three months. At the end of the year, the operation to remove the fuel from the sunken 'Tricolor' commenced.
These activities demonstrate once again that SMIT's expertise and know-how in the field of environmental protection activities are well respected in the marketplace.

The tanker 'Prestige' was the most high-profile maritime incident in which SMIT was involved in 2002. A LOF (Lloyds Open Form) on the ship and its cargo was acquired. The ship sustained damage in bad weather in the form of a large hole in its hull. Part of the cargo of oil was lost. Unfortunately, the ship sank in the storm; it being a rare occurrence for damaged ships to make it back to a safe haven. The serious (and ongoing) environmental damage caused by the 'Prestige' is a poignant reminder of the urgent need to implement appropriate anti-pollution measures on an international scale. Such measures could include the setting up of Ports of Refuge that could be used by salvors in this type of operation.

In Autumn 2002, the contract to deepen the River Westerscheldt was awarded by Rijkswaterstaat (Dutch Directorate-General for Public Works and Water Management) to a consortium of which SMIT is a member. This contract has put SMIT Salvage on a firm footing for 2003. The Transport & Heavy Lift Division will carry out much of the work under the contract on the Salvage Division's behalf.

TRANSPORT & HEAVY LIFT

RESULTS

The figure for turnover for 2002 of EUR 107 million was disappointing. The operating result before extraordinary items for the Transport & Heavy Lift Division amounted to minus EUR 3.7 million against a (positive) figure of EUR 6.0 million in 2001. Most of the contribution to the result came from activities abroad. The return on capital employed (ROCE) is minus 10.6% (2001: 13.3%), far below SMIT's target figure of 15%.

DETAILS

During the year under review, an equipment rationalisation programme was implemented at almost all sites within the Transport Group; the aim being to improve the capacity utilisation ratio and reduce maintenance costs. The first benefits of this programme could be seen in the final quarter. However, the benefits will only really become tangible in 2003.

Long before their planned execution, the projects already taken on in the Heavy Lift sector were pushed back further and further. Clients are not always able to plan and schedule projects precisely, which is why the contracts use so-called 'availability windows'. The client can then move a work commencement date within an agreed window. In 2002, this happened with almost all of the large-scale projects. Two projects shelved until early 2003 were the work on the giant FPSO (Floating Production Storage & Offloading vessel) 'Bonga' and the installation of a bridge across the Gulf of Corinth (a contract of more than one year's duration). Construction activities for two large FPSOs in Brazil were delayed past availability window expiration until the second half of 2003. However, these delays have ensured a high capacity utilisation rate for the large sheerlegs in 2003.

The highpoint of the year was undoubtedly the transportation of a pier (approximately 300 metres long and more than 30 metres high and wide) from Spain to Monaco for the expansion of Monaco harbour and its successful installation.
SMIT's operation based in Singapore successfully replaced a mooring system for a Single Point Mooring (SPM) installation in Vietnam. The Maritime Projects department carried out both operations. These projects are typical of the work carried out by this department. The pier was transported using a large tug and an anchor-handling tug supplied by SmitWijs Towage. The installation work in Monaco also used a floating sheerlegs. The Vietnam project used anchor-handling tugs and an installation barge that were deployed from Singapore. Both projects required the deployment of high-quality, specialised engineering resources: in other words, the deployment of the types of integrated packages with which SMIT has plenty of expertise.

The 'E 3505' barge was extended and completely rebuilt to make it suitable for use as a test barge. Test barges are used for the certification of the lifting equipment of large ocean-going cranes. The investment required has further consolidated SMIT's leading position in this field.



ASSOCIATED COMPANIES

KEPPEL SMIT TOWAGE

This joint venture with the Keppel Group, managed by SMIT achieved a very good result thanks to improved utilisation of its vessel capacity. This was partly achieved through an increased level of activity at the port of Singapore and through charter contracts in ports in that region. Four new tugs were added to the fleet.

UNIE VAN REDDING- EN SLEEPDIENST

Our associated company in Belgium achieved an improved result right down the line. There were further improvements to the efficiency of the towage services. The coastal towage services achieved a positive result too, despite the difficult market.

SERVICIOS MEXICANOS EN REMOLCADORES

There is continued growth in the level of activities in the port of Manzanillo, Mexico, where SMIT is carrying out work under a concession contract in conjunction with partner TMM. The significant expansion of the container terminal underlines the confidence felt by the operator and the port authority. In the year under review, a positive result was achieved.

SMITWIJS TOWAGE

In the year under review, SmitWijs Towage again towed a very large FPSO from South Korea, using three of its largest ocean-going tugs. The towage route led via the Suez Canal to Newcastle in England, where the FPSO was handed over to client AMEC.
In other work, two ocean-going tugs were deployed to tow and place a large pier that was part of the Monaco port development project.
SmitWijs Towage's results lagged behind the forecast, but were nevertheless positive.

ASIAN LIFT

In all respects, Asian Lift had a good year in 2002. The capacity utilisation rate for the sheerlegs was high and led both to a high turnover and result.

Most of the activity was concentrated at a number of shipyards in and around Singapore that were involved in the modification and construction of FPSOs. Asian Lift confirmed its reputation as a market leader in the Southeast Asia region, which gives it a solid foundation for its efforts towards winning new contracts in the coming years.

SMIT OCEANEERING CABLE SYSTEMS

Smit Oceaneering Cable Systems has to contend with a market that has more or less ground to a halt. Nevertheless, the company was able to continue working for client France Telecom for longer than expected. The project involved the laying of a cable off the coast of Taiwan. The negative developments in the cable-laying market have meant that adaptations were necessary to make this joint venture's only ship suitable for use in the oil and gas market too.
Despite a positive result in 2001, the company was unable to make a contribution to profits in 2002.

CORPORATE SUPPORT

SAFETY, HEALTH, ENVIRONMENTAL CARE AND QUALITY (SHE-Q)

Towing, lifting, diving and other specialist work carried out at sea is never free from risk. Safe business operations and a healthy working environment make an essential contribution to the well-being of all SMIT employees, clients and subcontractors. It goes without saying that both clients and SMIT act responsibly with respect to the environment. The quality of the service provided is an integral part of this policy. SMIT's drive to attain sustained and sustainable profitability means that SHE-Q issues have to be reviewed continuously. With the following corporate SHE-Q policy, SMIT has formulated a clear policy to be implemented globally for all its activities:


WOLRAAD WOLTEMADE

The "Wolraad Woltemade," one of the heavy-duty oceangoing tugs stationed in South Africa. This vessel was deployed on numerous occasions in 2002 to carry out major salvage operations in this region.

SMIT'S SHE-Q POLICY

Looking after safety, health, the environment and quality forms an integral part of SMIT's commercial code of conduct. All SMIT employees are expected to take their individual responsibilities seriously and to help bring about safe work procedures, healthy working environments, environmental awareness and a superior quality of service to our clients.

SMIT's SHE-Q Policy consists of the following components:

- Compliance with all relevant legislation and regulations.
- Prevention of accidents, incidents, damage, injury and situations that could endanger employees' health, together with a sustained effort to reduce the number of cases of injury to zero.
- The setting of challenging goals and targets, with the aim of encouraging and maintaining continuous improvement.
- Training courses and programmes that encourage our employees to work responsibly.
- Provision of the resources that our employees need to carry out their work in a healthy, safe and environmentally friendly way.
- Continuous improvement of the quality of our products and services, in order to fulfil the client's expectations and in many cases even to exceed them.
- Regular checks and investigations into any incidents or accidents, in order to be able to take corrective measures, with a particular emphasis on the continuous improvement and updating of our procedures.

The policy is a minimum standard elaborated on in the SHE-Q manual. SMIT company management is responsible for the interpretation and actual implementation and enforcement of these norms. Local statutory norms and additional market or site requirements are also taken into account.

About 50% of SMIT companies have been certified in accordance with one of the standards in the ISO 9000 series. The non-certified companies have implemented a management system based on the ISO norms. All vessels that required the ISM certification as at 1 July 2002 obtained certification by that date. A drive is underway to implement a safety and environmental management system equivalent to the ISM system for those vessels that do not require ISM certification.

Safety and quality are naturally matters that concern everybody; a fact stated explicitly in the SHE-Q policy referred to above. In other words, safety and quality are also a line organisation responsibility. Furthermore, SMIT has no less than ten full-time specialised SHE-Q employees in its employ around the world.

The importance that SMIT attaches to SHE-Q makes the death of Mr. R. Roon, which was mentioned in the introduction to this report, not just a tragedy for his family but also an event that has deeply shocked SMIT and all its employees. It was the first fatal accident involving a SMIT employee since 1999. It is an additional motivation to all SMIT employees to make 'safety first' the most important aspect of any operation or activity.

PERSONNEL AND PERSONNEL POLICY

GENERAL

SMIT has 2,750 permanent employees worldwide. In addition, SMIT employs the services of specialised ship managers. SMIT has 798 permanent employees in The Netherlands, most of whom (558 in number) are exclusively deployed for operational activities (i.e. field staff: sailors, divers, riggers and salvage personnel). On a global basis, the relationship between office staff and field staff is about 1:3. The relationship between the number of employees in The Netherlands and abroad demonstrates the importance of foreign activities to the whole SMIT Group.
Key aspects of our personnel policy are the preservation of know-how and experience in the fields of operational and technical skills, the strengthening of our commercial thrust and improving project management skills. SMIT aims to increase employee involvement and commitment and to ensure that employees are fully aware of their career options within the Group. SMIT is a company with a strong international focus, which means that it needs employees who are prepared and able to work in different countries.
In 2002, certain action was taken to help achieve the above goals. These measures will be in effect until some time in 2003 or even beyond.

KNOW-HOW AND EXPERIENCE

The global geographical spread of the Group and the relatively high average age of its employees mean that it is important to share and retain as much existing know-how and experience as possible. Systems containing databases of client information and operational and technical information have been set up. The standard system for scheduled (preventive) maintenance has been implemented on a global basis. Various types of procedures have been formulated and implemented. Furthermore, we are in the process of setting up a training and education system that utilises as much of SMIT's existing in-house know-how and experience as possible.

COMMERCIAL THRUST

One of the key aspects of the strategy formulated in 2001 was to improve the company's commercial thrust. Special training courses and programmes have been set up for this purpose. Career pathing has been put in place to ensure that all future managers have plenty of commercial experience in addition to the necessary operational know-how. New employees with commercial experience will be employed to strengthen the current organisation, without any increase to the total number of employees. The criteria for selection and promotion include experience and know-how, supplemented by certain minimum requirements regarding the candidate's professional nature. This relates in particular to a customer-oriented attitude and responsibility for results.

PROJECT MANAGEMENT

The effective execution of projects has a major influence on SMIT's organisation and results, which is why it is important that projects are organised at an early stage and in a professional manner. Financial and other risks must be reduced as much as possible. A special training programme has been implemented for this purpose. In addition, the organisational structure has been adapted further, to define responsibilities more clearly and so that employ-



ees share responsibility for the attainment of agreed results too. This will help to maintain and improve the quality of service.

EMPLOYEE INVOLVEMENT AND COMMITMENT

Over the past year, a large number of measures have been put in place to increase the involvement and commitment of employees and to clearly define their tasks, responsibilities and performance. In this connection, a new job evaluation system has been implemented, whereby new job descriptions have been drawn up for all jobs, based on target areas instead of on tasks. A new appraisal system is being developed in this connection too. This new system will be used as a foundation for a new pay and rewards system that will be developed based on individual performance and that of the entire SMIT Group, as well as the employee's own operating company.

PENSIONS

The seagoing personnel based in The Netherlands are covered by the 'Bedrijfspensioenfonds voor de Koopvaardij' pension fund or by the 'Bedrijfspensioenfonds voor de Rijn- en Binnenvaart' pension fund. The pension contribution is 24% and 21% of the basic pay respectively.

The pension scheme for the Dutch office staff has been placed with Stichting Pensioenfonds SMIT. The pension is based on a final-pay scheme. In 2002, the contribution was 18% of the gross basic salary. For 2003, the contribution has been set at 24%. At year-end 2002, the pension fund's coverage ratio was over 110%. About 90% of the pension fund's assets have been invested in fixed-interest securities, with the remainder being invested in shares.

Those employees stationed abroad covered by a pension scheme are covered by a local pension fund. Unlike the situation in The Netherlands, where participation is usually based on a final-pay scheme, there it is based on a system of fixed contributions.

INVESTMENT AND FINANCING

During the financial year, a new Marine Support Vessel (the 'Soll Tengiz') was put into service for a new terminal contract in the Black Sea.

The accompanying oil pollution equipment was deployed at the same time too.

The total amount invested, including the maintenance expenditure for scheduled major vessel overhaul, was EUR 15.9 million.

USD 9.1 million mortgage financing was raised for the investment in the 'Soll Tengiz' and the oil pollution equipment.

INTERNATIONAL ACCOUNTING STANDARDS

From 1 January 2005 onwards, SMIT will recognise its results on the basis of the International Accounting Standards (IAS). The IAS will result in changes to the treatment of pensions (still under discussion) and financial instruments, amongst other changes. The IAS system will probably lead to greater fluctuations in the annual figures. From the financial year 2004, SMIT will also compile its figures on the basis of the IAS, for the sake of comparison.

INFORMATION SYSTEMS

In the year under review, a number of significant measures were taken in the field of Information Systems, in particular regarding technical infrastructure and commercial information systems.
At the head office in Rotterdam, an entirely new infrastructure was implemented that will give SMIT a much wider range of communication options, both internally and externally. Centralised information systems located at head office can now be accessed by offices/sites abroad and by employees on the move, using secure communication channels.
SMIT's office in Cape Town has now been integrated into head office's e-mail environment, which also means that the former can now utilise the high-grade security measures used to protect and monitor access to the Internet that have already been implemented at head office.
SMIT Vessel Management Services (SVMS)'s 'DOCS' Marketing Information System and 'Amos-W' maintenance and procurement system have now been implemented on a broader scale and are now being used extensively to store and systematically distribute information within SMIT.

The plans to further integrate more foreign offices and sites are fully underway and will be realised in mid-2003.
In 2003, there will be a special focus on improving the various offices' technical infrastructures. The goal here is to achieve greater uniformity, in order to simplify the exchange of information.

ENGINEERING AND RESEARCH & DEVELOPMENT

As part of the reorganisation programme that commenced in 2001, the Engineering department was downsized due to the closure of Smit Maritime Contractors B.V. SMIT is retaining sufficient engineering capacity to enable it to satisfy the normal level of demand. Most of the work is carried out by the Transport & Heavy Lift Division (in particular with respect to Heavy Lift activities) and the Salvage Division. This is why the level of know-how and the experience of Engineering department employees is focussed on these areas in particular.

Should the demand for engineering skills exceed the available capacity, particularly in a quantitative sense, we will contract out any work that our basic engineering expertise is not equipped to handle.

Research & Development activities are undertaken if it is felt that these will directly produce results that can be applied to one or more of our activities. Our Engineering department will contract out any work needed in another field to third parties or suppliers.

Most of the Research & Development activities are carried out for the Salvage Division. Past products of our research have included the vessel saw (used in the operation to raise the Russian submarine the 'Kursk') and a system for removing oil tanks out of sunken *vessels using ROVs (remotely operated vehicles).*

Rotterdam, 24 March 2003

The Executive Board:

B. Vree, Chairman
W.H. Kanis



PROPOSED DIVIDEND

One of the company's aims is to generate shareholder value and accordingly to pay dividends. It is SMIT's policy to pay out between *40% and 50% of the net result as a dividend to shareholders. In the* last few years, the dividend has been paid out in cash. In principle, the Executive Board does not wish to deviate from this practice. However, the Executive Board also wishes to improve the balance *sheet ratios further. It is proposed that a dividend of* EUR 0.90 per ordinary share be declared with a par value of EUR 4.60, equivalent to a dividend payout of 50% of the net result. Shareholders are given the option of receiving the dividend in cash (subject to 25% *dividend withholding tax) or in shares.* The value of the dividend in shares will be a maximum of 2.25% more than the dividend in cash. The new issued shares shall rank equally with the existing share capital. The dividend becomes payable on 13 June 2003.




MAERSK LINE

Assistance by a harbour tug in Rotterdam.

SMIT HARBOUR TOWAGE

TYPE OF WORK

The basic work consists of assisting vessels in entering and leaving port. Almost all of these ships exceed 10,000 tonnes; ranging from large container ships, oil tankers, chemical tankers and other bulk carriers to refrigerated ships and general cargo ships.

LOCATIONS

SMIT operates all over the world, except in Australia. Ports in Rotterdam, on Canada's west coast and in Panama, Argentina and South Africa are served by wholly owned subsidiaries. The associated company Unie van Redding- en Sleepdienst (URS) is active in Belgian ports and on the River Westerscheldt. In Venezuela, Terminales Maracaibo has a considerable volume of business at various locations. In Mexico, SMIT has a joint venture with Transportes Maritimos Mexicanos for harbour towage services at Manzanillo. Southeast Asia is served by a successful joint venture with Keppel Corporation. The joint venture Keppel Smit Towage (KST) is active in Singapore, Malaysia and Indonesia. SMIT manages KST. None of the locations where SMIT or its associated companies provide these services are typical seasonal locations. This ensures that SMIT has plenty of work all year round. SMIT has no operations in the United States of America, as statutory restrictions imposed on foreign towage companies make it unattractive to work there.



○ Operational location

CLIENTS

The majority of this Division's small and large shipping company clients are internationally active. Most contracts are annual in nature and are extended automatically. However, in no case is there a 'minimum volume' guarantee. At the major European ports, the role of the shipbroker has become less important, as many shipping companies now have their own organisation and so contract directly. However, in other parts of the world and in the bulk transportation business, the shipbroker remains an important point of contact for SMIT.


MAERSK SEALAND
MAERSK
MAERSK
MAERSK
MAERSK
MAERSK

COMPETITORS

Almost all ports are subject to fierce competition. Few ports where SMIT and its associated companies are active have concession systems. In almost all cases, the most important competitors at SMIT's locations are local companies. Internationally, there are four major market players, namely:

- Adsteam Marine, based in Australia, and also very active in the Pacific Ocean and England;
- Svitzer Wijsmuller, active in Scandinavia, England and Amsterdam;
- Gruppo Boluda, active in Spain and Latin America, and
- PSA Marine, active in Singapore and Southeast Asia.

SMIT and these players are the market leaders in the field of harbour towage services.

MARKET

Results are affected by global economic developments. A reduction in the total volume of world trade can lead to fewer ship journeys being made. Results are also affected by local and sectoral developments. SMIT's good geographical spread of activities and involvement in a wide range of port types have helped to eliminate some of its vulnerability to developments. This helps SMIT to achieve a solid, stable result.

For these activities, players must provide a low-cost, high-quality product. Efficiency and a critical scale of operations are prerequisites for success in this mature market. We have already achieved a high degree of standardisation in our materials and equipment, a process that will be continued in the future. It is likely that there will be a further consolidation of users and providers of towage services in this market, which is not a growth market. Nevertheless, SMIT will expand its activities into other ports as and when necessary, in some cases by acquiring smaller operators. Given the above characteristics of the market, turnover will not be 'bought at any price'.



Large vessels can be assisted at the front as well as rear.





▲ *A Terminal Support Vessel at a Single Point Mooring Buoy (SPM) in the Black Sea.*

SMIT TERMINALS

TYPE OF WORK

For this Division, the plan is to offer a total package of services for the maritime management of third parties' quay terminals (onshore) and floating terminals (offshore). SMIT is not involved in the design, manufacture, financing or management of a terminal as such; instead, the core element of its service is the operation and maintenance of such terminals. Terminals also offers a range of other services. Depending on the location and the client's wishes, the following combination of services can be provided:

- Tug assistance;
- Piloting services;
- Line handling for the tying up and untying of vessels;
- Transportation of crew to and from the quayside;
- Coupling and uncoupling of terminal connections;
- Underwater inspection and maintenance of the installation;
- Fire fighting;
- Standby services in case of bad weather.

If desired, SMIT will also assist with the operational marine management of a terminal.

LOCATIONS

Most terminals are linked to the energy sector. Almost all offshore terminals are production and storage facilities for crude oil and gas. These terminals are often located in remote areas without any significant infrastructure nearby. In other words, the terminal operator secures the necessary services by means of a contract, which is usually long-term in nature.

Most quay terminals are refineries and storage businesses for liquefied bulk cargoes. Container terminals and dry bulk cargo-handling terminals obtain the services they need in this way.

SMIT currently has twenty terminal contracts. SMIT and its associated companies are active on the west coast of Africa (Nigeria, Gabon, Ivory Coast, Ghana, Cameroon and Angola), South Africa (Durban and Mossel Bay), East Africa (Sudan), Central Europe (Black Sea and Lithuania), the Middle East (Yemen), Southeast Asia (Brunei), the Far East (Sakhalin) and the Caribbean region (Bahamas, Bonaire and Curaçao).



O *Sales office* ○ *Operational location*

CLIENTS

Whereas the Harbour Towage Division's clients are the shipping companies (the vessels), the Terminals Division's clients are the terminal operators. In most cases, these are national or international oil companies (the oil majors). The remote locations, specialised equipment and required continuity of the complex services provided are all reasons why the contracts are usually long-term in nature. Most contracts are denominated in American dollars. The clients in this segment demand high-quality service, naturally combined with very high standards of safety, health, environmental care and quality (see 'SHE-Q').

In SMIT's case, the provision of services to offshore terminals in particular is of strategic importance, due to the added value created by combining a wide range of services with SMIT's specialist nautical know-how and equipment. The long-term nature of the contracts guarantees predictable income streams and means that equipment purchases can be financed against favourable terms.

The clients all have similar business philosophies and more or less the same requirements for the locations where they are based. This section of the Division is managed centrally, in order to guarantee global uniformity and consistency of systems and procedures (both for quotations and actual operations).

COMPETITORS

The greatest competitor in the quay terminals market is Adsteam Marine (Australia). In addition, PSA Marine (Singapore) is building up a market share in this market. Local players are active in this market segment too.

In the offshore terminals market, Svitzer Wijsmuller, Surf (Groupe Bourbon, France) and Lamnalco based in the Middle East, and Seacor and Tidewater (United States), are the most important competitors.

MARKET

SMIT's market share in its section of the terminals market is currently at about 20%. The level of growth in the terminals market mainly depends on the oil companies' exploration activities, which in turn depends on the oil price and the economic climate. For the next few years, the global power supply and the supply of raw materials to the chemical industry will continue to be founded on mineral oils and gasses. Given current conditions, it is expected that the number of terminals will continue to increase in the years to come.

SMIT has a growth target for the Division's market that results in an earnings growth target of an average 20% p.a., measured in American dollars (base year: 2000). SMIT achieved this target in 2001 and 2002.



When requested, SMIT Terminals also performs maintenance on terminals. Specialised divers are dispatched to get the job done.

The "Pentow Service" working at a terminal in South Africa.







SMIT SALVAGE

TYPE OF WORK

The Salvage Division undertakes two different types of activities: salvage (Emergency Response) and wreck removal.

SALVAGE

Salvage work involves vessels (ships) that are in trouble. These are vessels that have become uncontrollable due to engine or steering equipment failure, vessels at risk of running aground on coastlines or in shallows, and vessels that have had an accident (collision, fire or leakage). In many cases, one or more tugs will be deployed, together with salvage equipment such as fire-extinguishing materials, diving gear, pumps etc., depending on the nature of the problem. However, it could be argued that the deployment of highly-qualified, experienced salvage personnel who possess a broad range of skills and improvisational ability are still the most important factors for success in such operations.

WRECK REMOVAL

In this segment, sunken ships are raised from the seabed. In most cases, the ship has little or no residual value; indeed, in many cases it is actually negative. Accordingly, wreck removal is almost always carried out because the wreck is hindering traffic or is endangering the environment. Increasingly, high-grade equipment is being used to remove cargoes or fuel oil from wrecks that do not necessarily need to be removed, in order to prevent environmental pollution.

LOCATIONS

SMIT Salvage works all over the world. To this end, the Salvage Division maintains an organisational set-up at four strategic locations, namely Rotterdam, Houston, Cape Town and Singapore. These locations are all close to busy or hazardous shipping lanes, are evenly distributed across the globe and have a high-quality logistical infrastructure. From these locations, SMIT is able to quickly mobilise personnel and salvage equipment and dispatch them to a ship in distress. Commercial and operational salvage personnel are based at the sites, along with warehouses of salvage materials and equipment (pumps, hoses, cables, chains, diving equipment, generators, welding equipment etc.).



O Operational location, including a warehouse *° Sales office*

CLIENTS

SMIT's clients for salvage work are the shipping companies and their hull insurance companies and liability insurers (Protection & Indemnity Associations, which are shipowners' mutual insurance companies, known as 'P&I Clubs').

Traditionally, contracts for assistance are concluded using the so-called Lloyd's Open Form (LOF) and on the basis of 'no cure, no pay'. The fee to be paid by the shipowner is calculated afterwards and depends on such factors as the salvaged value. A few years ago, it was realised that a LOF contract concluded on a 'no cure, no pay' basis for a wreck that had little prospect of being successfully raised was no incentive to salvors to undertake the often costly salvage operations. Shipowners' liability insurers realised that no salvage assistance would be provided if a salvor did not have a reasonable chance of a successful salvage. This increased the risk

◂ The "Prestige" oil tanker breaks up and sinks in Spanish waters. SMIT Salvage managed to prevent the vessel from running aground along the coast, but damage was so extensive that the tanker could not be saved.

of significant environmental damage. In order to give the salvors a reasonable degree of certainty that they would be paid, a so-called 'SCOPIC rider' was added to the LOF, which ensures that the salvors can at least be certain of receiving a minimum daily fee for the deployment of their equipment and personnel.

The clients for wreck removal services are government institutions and P&I Clubs. Contracts are usually awarded after an open tender procedure and are often based on a lump sum fee. This can be a very risky business if SMIT is deploying third-party equipment instead of its own. This makes high-quality project management of crucial importance in such cases.

COMPETITORS

At the local level, there are many small companies that carry out occasional salvage work. In addition, these companies' equipment is often hired by SMIT and the other major salvage companies for salvage operations. The local salvage equipment is then combined with the specialised know-how of experienced salvagers.

There are only a few companies that serve both the salvage and wreck removal markets. SMIT's competitors are the Danish-Dutch Svitzer Wijsmuller, Tsavliris (Greece) and Titan Industries (United States), whereby one company concentrates more on salvage and the other more on wreck removal.

MARKET

Over the last few years, SMIT's market share of the global salvage market has averaged 23%, based on the number of LOF contracts registered with Lloyd's of London.

Shipping activities have become increasingly safe, thanks to improved training, better navigational equipment, modern waterway convoying systems and stricter certification standards. This has reduced the number of 'straightforward' salvage operations. Container ships are increasing in size all the time and are carrying large quantities of products such as hazardous cargoes or chemicals that have the potential to damage the environment. The volumes of crude oil, chemicals and gasses being shipped in bulk are still rising. Environmental damage is becoming increasingly unacceptable. If accidents do occur, they are more complex from a technical viewpoint and have a greater impact on the environment than in the past.

The lower number of 'standard' accidents and the greater complexity of the accidents that do occur have made this unpredictable market even more volatile than before. It is expected that the actual value of this market will remain about the same but that the income from each incident will rise. SMIT anticipates that this will create a split in the salvage market between the many small and relatively straight-forward salvage incidents on the one hand and the larger-scale, more complex operations (which can only be undertaken by the major specialist players) on the other. SMIT aims to continue to play a role in local markets and will continue to serve them from its four strategic locations.

SMIT recognises the unpredictable nature of this market and accordingly has refrained from investing in vessels and other costly equipment for this Division. Instead, it hires what it needs from the other Divisions (in particular from the Transport & Heavy Lift Division) or from third parties. The capital invested in this Division is relatively small. This reduces the downward risk and creates major upward potential.

SMIT expects that the importance of environmental protection activities will only increase in the future. It is for this reason that SMIT wishes to remain market leader in this top segment by focussing to a greater extent on amassing the know-how and experience required for the removal of fuel oil and hazardous cargoes from sunken ships. SMIT believes that the very comprehensive know-how and experience of its employees, when combined with its specialised equipment, will continue to set it apart from its competitors.



Salvage of the "Mingo" in the port of Rotterdam. The vessel was damaged severely after colliding with a quay.





SMIT TRANSPORT & HEAVY LIFT

TYPE OF WORK

The Transport & Heavy Lift Division consists of two market sectors: Transport and Heavy Lift. In addition, the Maritime Projects Group is active in this Division in projects that deploy people and equipment from the entire Division. These operations have been brought together because of the benefits of mutual synergy and the operations' modest individual size.

TRANSPORT

The Division's Transport segment mainly involves the deployment of certain equipment (principally ships) for the transportation of goods, with the emphasis on heavy and niche (non-standard) cargoes. Some of the equipment is not self-propelled, and consists of barges (including some submersibles) for the transportation of fuel storage tanks, timber and bulk goods, and offshore installation barges. Pusher tugs and other tugs, most of which are owned by SMIT, provide the propulsion. This Division's self-propelled vessels vary in size and type and can all be used for multiple purposes. This Division also includes SmitWijs Towage, the joint venture with Svitzer Wijsmuller. SmitWijs Towage, as head of the pool of large ocean-going tugs known as the Global Towing Alliance, is the world leader in the market for long-distance towing voyages. SmitWijs Towage tows floating objects such as drilling platforms, large barges with construction units, storage and production units for the oil and gas industry (FPSOs), tugs and other vessels, and dredging equipment.

HEAVY LIFT

SMIT Heavy Lift mainly provides specialist heavy lifting services using floating sheerlegs. SMIT's in-house specialist engineering skills are normally utilised in this respect. Most of the sheerlegs have their own means of propulsion. Work can normally only be carried out in calm waters. This means that seasonal conditions may restrict work areas and deployability periods. The sheerlegs have a hoisting capacity of between 400 and 3200 tonnes. In the Far East, SMIT contributed the sheerlegs to Asian Lift, its joint venture with Keppel Fels.

MARITIME PROJECTS

This Division combines its different activities, equipment, know-how and experience with the expertise of the rest of the SMIT Group. This work also requires a great deal of specialist engineering skills. The projects are mainly linked to the oil and gas industry and civil engineering and contracting. SMIT works on those projects that permit deployment of its own equipment. This is to control the risk and to optimise capacity utilisation of the equipment.

LOCATIONS



O Sales office *o Operational location*

TRANSPORT

The activities are organised locally but are carried out on a regional basis. The site locations are at Rotterdam, Vancouver, Cape Town and Singapore.

Only SmitWijs Towage operates on a global basis, from its base in Rotterdam.

HEAVY LIFT

In this segment,, the lifting work is organised from a specific location for a whole region: from Rotterdam for northwest Europe and from Singapore for Southeast Asia. Most large-scale sheerlegs are based in Rotterdam and are deployed all over the world.

SMIT Transport's tugs position a section of the Caland Tunnel in The Netherlands.



MARITIME PROJECTS

These activities are organised from Rotterdam and Singapore. The projects are carried out all over the world.

CLIENTS

GENERAL

Many services are provided to other Divisions, in particular to the Salvage Division.

TRANSPORT

This market has a very wide range of different clients, ranging from energy-related via civil engineering/contracting to the dock industry and logistical companies.
SmitWijs Towage's typical clients are construction companies involved in offshore projects.

HEAVY LIFT

In this market, the clients are mainly construction companies for offshore and civil engineering projects, shipyards and the dock industry.

MARITIME PROJECTS

Its clients are offshore and civil engineering construction and installation companies and oil companies.

COMPETITORS

TRANSPORT

This segment is home to many local competitors, each of whom have their own specialisation. SMIT plays a leading role in the regions that it is active in, but does not maintain a global network. SmitWijs Towage is the market leader in its chosen field. PSA Marine (Singapore) is entering this market with two new ocean-going tugs.

HEAVY LIFT

There are no globally active competitors in the field of heavy lift work using sheerlegs. Competition comes from other segments, such as from the offshore industry (Heerema, McDermott) in the form of ships with heavy rotating cranes and from the quayside in the form of mobile cranes (Mammoet and others). Offshore cranes are considerably more expensive than SMIT's sheerlegs, but can carry on working longer at sea in unfavourable conditions. Quay cranes are cheaper than sheerlegs but their deployment is limited. Given the high level of initial investment required, no new players are expected to enter the market in the near future.

MARITIME PROJECTS

In order to reduce the risks, SMIT concentrates on smaller-scale projects or else acts as subcontractor. This means that the major offshore construction companies (such as Coflexship and Halliburton) are more client than competitor. The real competitors are regionally active companies.

MARKET

TRANSPORT

The transportation market is a spot market where in many cases single services such as hiring are provided. This makes price the most important competitive factor. However, for the biggest barges, engineering skills provide the competitive edge, whereas for the tug/pusher tug market it is the deployment of a professional crew.


SMITBARGE 5

Transport of a railroad bridge in Utrecht, The Netherlands.



In order to be able to compete, companies must operate at the lowest possible cost level and achieve the highest possible capacity utilisation ratio. Some replacement investment will be needed soon, as some of the equipment is nearing the end of its useful life. The question is whether the return will justify replacement in all cases. Any growth in this market will be autonomous growth in selected submarkets.
SmitWijs Towage's market is not very large; it focuses on offshore and energy-related activities and mainly consists of transportation of materials and equipment for the oil and gas industry, in particular for FPSOs. This market is not expected to grow significantly.

HEAVY LIFT

The Heavy Lift market is a cyclical market, with the main customers being the civil engineering construction market and the energy market. Wreck removal is another important market.

MARITIME PROJECTS

SMIT is able to set itself apart from the competition, thanks to its specialised know-how in operational and engineering matters. SMIT has the additional competitive advantage of being able to combine a number of its activities in this market to offer its clients an integrated package of services. The high cost of equipment means that no further growth is expected, although there may be modest autonomous growth.



SMIT Transport & Heavy Lift install a hammer beam for the High Speed Line in Moerdijk, The Netherlands.

SHAREHOLDERS' PAGE

THE SMIT INTERNATIONALE N.V. SHARE

The Smit Internationale N.V. share is listed on the Euronext Amsterdam stock exchange. The company's authorised capital totals EUR 138 million and is divided into 12 million ordinary shares, 14.4 million cumulative preference shares and 3.6 million cumulative preference financing shares, all with a par value of EUR 4.60 each.

The issued share capital consists of 7,710,834 ordinary shares. All issued shares are fully paid up. As at the end of 2002, the company owned 338,025 of the above shares.

As at 1 April 2003, the following shareholders have declared holdings in excess of 5% of the issued shares of the company:

Delta Deelnemingen Fonds N.V.	5.06 %
Delta Lloyd Nuts Ohra N.V.	5.55 %
Dexia S.A.	12.89 %
De Zeven Zeeën B.V.	6.14 %
H.L. Boerrigter Holding B.V.	5.36 %
ING Groep N.V.	7.23 %
Janivo Holding B.V.	5.01 %
Oppenheimer Funds	10.51%
Orange Fund N.V.	5.49 %
T.W.E. Beheer B.V.	5.02 %

SHARE PRICE DEVELOPMENTS DURING 2002

year-end price 2001	EUR 24.90
highest closing price (April 2002)	EUR 26.27
lowest closing price (September 2002)	EUR 15.75
year-end price 2002	EUR 21.14

LIQUIDITY PROVIDERS

Rabobank and Fortis Bank acted as liquidity providers to facilitate trading in Smit Internationale N.V. shares.

DIVIDEND

Provided the 2002 Annual Accounts are adopted, a dividend will be distributed for the year under review of EUR 0.90 per ordinary share. Shareholders can opt to have the dividend paid in cash (in which case a 25% dividend withholding tax will be deducted) or in shares. The dividend becomes payable on 13 June 2003. The value of the dividend in shares will be a maximum of 2.25% more than the dividend in cash. The new shares to be issued shall participate fully in the profit for 2003 and subsequent financial years.

PUBLICATION AND DISCLOSURE DATES

21 May 2003	Annual General Meeting of Shareholders
23 May 2003	First stock exchange ex dividend quotation
22 May to 6 June inclusive	Option period for payment of dividend in cash or in shares.
10 June 2003	Declaration of the value of the dividend in shares.
13 June 2003	Dividend for 2002 made available for payment
21 August 2003	Publication of half-yearly figures for 2003
31 March 2004	Publication of annual figures for 2003
26 May 2004	Annual General Meeting of Shareholders.

This Annual Report will be discussed during the General Meeting of Shareholders to be held on Wednesday 21 May 2003 at 2.30 p.m. at the company's offices at Zalmstraat 1, 3016 DS Rotterdam.

For further information, please contact:

B. Vree, Chairman of the Executive Board
Tel: +31 (0)10 4549911
Fax: +31 (0)10 4549298
E-mail: b.vree@smit.com



CORPORATE GOVERNANCE

SMIT subscribes to the basic principles underlying the recommendations made in respect of corporate governance embodied in the report by the Peters Committee and the report by SCGOP, the Stichting Corporate Governance Onderzoek voor Pensioenfondsen (Foundation for Corporate Governance Research for Pension Funds).

COMPANY WITH STATUTORY TWO-TIER STATUS

SMIT has a management structure consisting of a Supervisory Board and an Executive Board. SMIT is a company with a statutory two-tier structure (full statutory two-tier status) and the relevant statutory provisions have been incorporated into the company's Articles of Association.

SUPERVISORY BOARD

The Supervisory Board's most important tasks are the supervision of the Executive Board's management of the company and advising the Executive Board on this management.

The Supervisory Board currently has five members. The term of office for members of the Supervisory Board is four years. Furthermore, a Supervisory Board member retires during the first General Meeting of Shareholders after the day on which he or she reaches 70 years of age. The members of the Supervisory Board are appointed and reappointed by the Supervisory Board. The General Meeting of Shareholders, the Central Works Council and the Executive Board can make recommendations to the Supervisory Board in respect of candidates for appointment to the Supervisory Board. Both the General Meeting of Shareholders and the Central Works Council can object to the appointment of any member of the Supervisory Board on the grounds stipulated by law. The Supervisory Board has put together a profile for the composition of the Supervisory Board. This profile will be provided by the company's secretariat upon request.

The Supervisory Board has set up a Remuneration and Appointments Committee consisting of two members of the Supervisory Board. This committee advises the Supervisory Board in respect of matters related to the appointment and remuneration of members of the Supervisory Board and the Executive Board. This Committee also advises the Supervisory Board in respect of the approval of resolutions made by the Executive Board regarding the appointment of senior executive personnel.

The members of the Supervisory Board do not offer any paid advisory services to the company other than through their work as members of the Supervisory Board. The remuneration paid to members of the Supervisory Board does not depend on the profit made by the company. For further information, please see the sections on Biographical Details and List of Management Personnel in this annual report.

EXECUTIVE BOARD

The Executive Board is responsible for managing the company. The Supervisory Board appoints and dismisses the members of the Executive Board. In the event of dismissal, the Supervisory Board will hear statements before the event from the General Meeting of Shareholders. The Supervisory Board will set the conditions under which a member of the Executive Board is appointed. For further information, please see the sections on Biographical Details and List of Management Personnel in this annual report.

GENERAL MEETING OF SHAREHOLDERS

The company's shareholders are entitled to attend, speak at and vote at the General Meeting of Shareholders. Each share entitles the relevant party to cast a single vote. Shareholders' right to assemble may be exercised by a person authorised in writing. The power of attorney permitting the exercising of the right to assemble must be filed with the Executive Board at the latest on the day stated in this respect in the notice convening a meeting.

THE GENERAL MEETING OF SHAREHOLDERS:

- Approves the company's annual accounts;
- Determines the dividend to be paid on the shares;
- Approves the Executive Board's management of the company;
- Approves the Supervisory Board's supervision of the Executive Board's management of the company;
- Discharges the Executive Board for its management actions and the Supervisory Board for its supervision;
- Can object to the appointment of a member of the Supervisory Board on the grounds stipulated by law;
- Appoints the independent auditor charged with the task of auditing the company's annual accounts;
- Resolves that shares may be issued or authorises the Executive Board to issue shares, subject to prior consent of the Supervisory Board;
- If desired, authorises the Executive Board to buy back own shares in the company, subject to prior consent of the Supervisory Board;
- Resolves that the company's capital be reduced, but only if this is proposed by the Executive Board and already approved by the Supervisory Board;
- Resolves to amend the Articles of Association or to wind up the company, subject to the conditions and restrictions stated in the Articles of Association.

ANNUAL ACCOUNTS AND PROFIT APPROPRIATION

The Executive Board prepares the company's annual accounts. The Supervisory Board approves the annual accounts. The Executive Board determines which portion of the profit shall be reserved; this decision requires the consent of the Supervisory Board. The remaining portion of the profit is placed at the disposal of the General Meeting of Shareholders.

DEPOSITARY RECEIPTS FOR SHARES

No depositary receipts for shares have been issued with the company's consent.

ANTI-TAKEOVER MEASURES

SMIT is entitled to issue Cumulative Preference Shares. In certain situations, the Stichting Preferente Aandelen Smit Internationale (Smit Internationale Preference Shares Foundation) has an option on these shares. For further information, please see the section on the Stichting in this annual report.



STICHTING PREFERENTE AANDELEN

(SMIT INTERNATIONAL PREFERENCE SHARES FOUNDATION)

The Stichting Preferente Aandelen Smit Internationale (Smit International Preference Shares Foundation ('the Foundation')) with registered office in Rotterdam has as its object:
the promotion of the interests of Smit Internationale N.V. and its Group companies, as well as the interests of those companies maintained by the company and its Group companies. It carries out its activities in such a way that the interests of the company, its Group companies and those companies, and the interests of all those involved, and the independence and/or continuity and/or identity of the company, its Group companies and those companies, are safeguarded.

The Foundation's Board consists of the following members:

- J. de Vroe, Chairman
- W.T.J. Dijkman
- C.J. van den Driest
- R.A.F. van de Kamp
- J.D. Bax.

As at the balance sheet date, no Smit Internationale N.V. cumulative preference shares had been issued.

On 25 September 1997, Smit Internationale N.V. and the Foundation entered into an option agreement for the cumulative preference shares. In doing so, the Foundation undertook vis-à-vis Smit Internationale N.V. to limit the exercising of the option to a number of cumulative preference shares equal to the number of ordinary shares issued at the time the option is exercised.

The Foundation can exercise the option within the context of its object as defined by its Articles, should it be of the opinion that there is undesirable acquisition of control vis-à-vis Smit Internationale N.V.

During the year under review, the Foundation's Board met twice with the company's Executive Board in order to inquire about the company's state of affairs.

Rotterdam, 24 March 2003
Stichting Preferente Aandelen Smit Internationale

DECLARATION OF INDEPENDENCE

The Executive Board of Smit Internationale N.V. and the Board of the Stichting Preferente Aandelen Smit Internationale hereby declare that it is their joint opinion that the requirements relating to the independence of the officers of the Stichting Preferente Aandelen Smit Internationale as referred to in Appendix X of Euronext Amsterdam's Listing and Issuing Rules are satisfied.

Rotterdam, 24 March 2003

Smit Internationale N.V.	Stichting Preferente Aandelen Smit Internationale





Work on the "Tricolor" car carrier, which sank in the Channel after a collision in December 2002. Aside from the vessel itself, losses included the cargo of nearly 3,000 luxury automobiles. The photo shows SMIT Salvage pumping out the fuel oil from the ship. In 2003 the entire "Tricolor" will be sawed in pieces and salvaged.


SMIT



CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2002

(in EUR 1,000.-)

		December 31, 2002		December 31, 2001**	
Fixed assets					
Tangible fixed assets	(1)	243,232		308,346	
Financial fixed assets	(2)	93,042		92,783	
			336,274		401,129
Current assets					
Stocks	(3)	29,271		30,268	
Receivables	(4)	133,760		152,650	
Cash	(5)	30,844		33,258	
		193,875		216,176	
Current liabilities	(6)	180,102		198,949	
Net current assets			13,773		17,227
Total assets less current liabilities			350,047		418,356
Less: Subordinated loans *	(7)	11,061		12,536	
Other long-term liabilities	(8)	120,101		145,761	
Total long-term liabilities		131,162		158,297	
Provisions	(9)	29,560		50,623	
Equalisation account for investment subsidies *	(10)	0		50	
			160,722		208,970
Group equity *			189,325		209,386
Group equity specified as follows:					
Net equity	(11)	188,775		207,555	
Minority shareholders' interest		550		1,831	
			189,325		209,386
* Guarantee capital			**200,386**		**221,972**

** Adjusted for comparative purposes

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2002

(in EUR 1,000.-)

			2002		2001*
Net turnover	(12)	318,297		392,408	
Increase (decrease) in work in progress		670		(28,487)	
Total operating income			318,967		363,921
Cost of services from third parties and other external costs					
Wages and salaries	(13)	167,137		193,790	
Social security charges	(14)	96,065		101,371	
Social security charges	(14)	12,942		12,900	
Depreciation of tangible fixed assets	(15)	28,216		28,023	
Total operating charges			304,360		336,084
Exceptional items	(16)		(1,465)		(14,075)
Operating result	(17)		13,142		13,762
Interest	(18)		(10,378)		(12,648)
Result from ordinary activities before taxation			2,764		1,114
Taxation	(19)		1,654		7,153
			4,418		8,267
Share in results of associated companies	(20)		9,112		9,141
Result from ordinary activities after taxation			13,530		17,408
Minority interest in Group result after taxation			(83)		(23)
Result after taxation			13,447		17,385

Profit used for the calculation of earnings per share	EUR	13,447	EUR	17,385
Earnings per share	EUR	1.83	EUR	2.38
Number of shares		7,346,394		7,309,279
Fully diluted earnings per share	EUR	1.82	EUR	2.37
Number of shares		7,353,467		7,325,970

* Adjusted for comparative purposes.



CONSOLIDATED STATEMENTS OF CASH FLOWS

(in EUR 1,000.-)

		2002		2001
Result after taxation	13,447		17,385	
Adjustment to reconcile result after taxation to net cash generated by operational activities:				
Profit on sale of tangible fixed assets and release of investment subsidies	(2,695)		(2,888)	
Depreciation	28,216		28,023	
Movements in provisions	(24,610)		(3,182)	
Share in the results of associated companies	(9,112)		(9,141)	
Ontvangen dividend niet geconsolideerde deelnemingen	5,047		2,633	
Movements in working capital, excluding cash, dividends and securities	8,453		23,779	
Cash flows from operational activities		18,746		56,609
Investment in tangible fixed assets	(15,933)		(28,324)	
Proceeds from disposals of tangible fixed assets	16,170		5,176	
Sale of Group companies, net of cash acquired	6,738		0	
Movements in financial fixed assets	484		17,107	
Cash flows from investing activities		7,459		(6,041)
Share options	965		416	
Dividends paid	(8,052)		(7,299)	
Proceeds, long-term liabilities	8,700		7,494	
Repayments, long-term liabilities	(27,827)		(26,740)	
Cash flows from financing activities		(26,214)		(26,129)
Increase in cash and securities		(9)		24,439
Cash and securities at beginning of year		(18,741)		(43,180)
Cash and securities at end of year		(18,750)		(18,741)

For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

NOTES TO THE CONSOLIDATED ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2002

GENERAL

Unless stated otherwise, amounts are in EUR 1,000.-.

Following revised accounting standards in The Netherlands a change of accounting principles with respect to the presentation of exceptional items has been processed from 1 January 2002. In this standard the definition of extra-ordinary items has been restricted. Consequently certain items, that used to be accounted for as extra-ordinary items, are now included in exceptional items under result from ordinary activities. Result on the sale of assets, which used to be included in other operating income, are effective 1 January 2002 included in exceptional items.

Furthermore, as a result of revised accounting standards in The Netherlands a change of accounting principles with respect to the results on the sale of assets to associated companies has been effected. Starting 1 January 2002 results on the sale of assets to associated companies, over which SMIT has - directly or indirectly - control of 50% or less, are eliminated as far as they relate to the percentage of SMIT's interest. The change of accounting principles does not have an impact on result and net equity in the year under review and previous year.

The commitment for distribution of dividend will be recognized in the balance sheet of the year in which the decision has been made for payment of dividend. Until 2001 the balance sheet was drawn up after recognition of the dividend proposal. The balance sheet 2001 has been adjusted for comparative purposes.

PRINCIPLES OF CONSOLIDATION

The consolidated accounts include the accounts of Smit Internationale N.V. and its Group companies. Where SMIT owns less than 100%, the interest of third parties is separately disclosed in the balance sheet and profit and loss account.
The list containing data in respect of Group companies and associated companies, as referred to in Articles 379 and 414, Book 2 Title 9 of The Netherlands Civil Code, has been filed with the office of the Companies Register in Rotterdam.
Differences between the cost of acquisition and the net asset value of subsidiary companies - determined in accordance with the accounting policies as set out below - are capitalised on the balance sheet. The so-called goodwill will be depreciated over the estimated useful life.

ACCOUNTING POLICIES

GENERAL

Unless stated otherwise, the accounting policies are based on the historical cost convention.

CONVERSION OF FOREIGN CURRENCIES INTO EURO

Assets and liabilities in foreign currencies pertaining to Dutch subsidiaries are converted into euro at the applicable rates on the balance sheet date, or at contract rates. Assets, liabilities and profit and loss account items of foreign subsidiaries and associated companies are converted into euro at the rates applicable on the balance sheet date. Results of foreign subsidiaries are converted into euro at the average exchange rate during the financial year.

Exchange rates applied in this respect for the year 2002 were:

	Year-end 2002	Average 2002
USD	0.95511	1.06219
SGD	0.54930	0.59243
CAD	0.60496	0.67589
GBP	1.53492	1.59298
ZAR	0.11094	0.10167

Exchange differences resulting from normal business operations are included in the operating result. Exchange differences arising from the translation of Group net investments, including long-term intercompany loans, in foreign subsidiaries and associated companies are transferred directly to net equity, having due regard to the tax effect. Exchange differences on long-term liabilities in foreign currencies, entered into, in order to hedge the net investments in foreign subsidiaries and associated companies, are also directly transferred to net equity.

DERIVATIVE FINANCIAL INSTRUMENTS

The company has derivative financial instruments for hedging of currency risks of future cash flows. Gains or losses arising from changes in the fair value of a derivative are recognised in the profit and loss account for the period in which the underlying transaction has been processed.

THE INCLUSION OF INVESTMENT FACILITIES

Investment premiums received within the framework of the regulations in connection with investment subsidies are released to the operating result in 10 equal annual instalments. Amounts which have not yet been taken to the operating result are included in the Equalisation Account for investment subsidies, after deducting deferred tax liabilities which may arise. Instalments of premiums that have been granted but are yet to be received are classified as current assets.



TANGIBLE FIXED ASSETS

Tangible fixed assets are valued at cost less straight-line depreciation from the date of being put into operational service. The depreciation, allowing for an assumed residual value, depends on the estimated useful lives assigned to the various categories of assets. For vessels and other floating equipment the estimated useful life is 20 years. Depreciation is supplemented by additional write-downs where necessary. Vessels and equipment under construction are included in the Balance Sheet on the basis of instalments paid, including interest during construction. The book value of the fleet shown in these Annual Accounts largely represents a reasonable approximation of its actual value; if based on actual value the net equity and result would therefore not differ substantially from the equity and result reported.

FINANCIAL FIXED ASSETS

The non-consolidated investment in associated companies over which SMIT has a large measure of control is valued at a pro rata share of the net asset values of those companies. In instances where it is deemed appropriate, a lower valuation has been applied. To the extent possible, the calculation of the value of assets, liabilities and results has been performed in accordance with the accounting policies applied to the consolidated accounts. Profit on the sale of vessels to associated companies, over which SMIT has - directly or indirectly- less than 50% control, is fully recognised. Other associated companies are valued at the cost of acquisition, or market value if structurally lower. Balances with associated companies have been included at face value less any provisions. Other financial fixed assets are stated at face value.

STOCKS

Materials and supplies have been valued at purchase price. Work in progress included in "stocks" has been valued as follows:
Work completed but not invoiced at balance sheet date has been valued at the proceeds estimated - to the best of our knowledge - to be receivable, taking into account a fair margin to reflect the fact that the income was yet to be realised at the balance sheet date.
Work in progress has been valued at a pro rata share of proceeds receivable, estimated with a certain degree of caution. Expected losses have been deducted.

SECURITIES

Securities are stated at the lower of cost and market value at the balance sheet date.

RECEIVABLES, CASH AND LIABILITIES

Amounts are stated at face value. A provision for doubtful debts is deducted from receivables.

PROVISIONS

The provision for reorganisation is stated at face value.
Deferred taxes relate to liabilities and receivables arising from temporary differences between the commercial and fiscal valuation of assets and liabilities and from tax losses carry forward. Deferred taxes are stated at face value.
Deferred tax assets are stated if it may reasonably be assumed that they will be realised in due course. The receivables and liabilities are mainly of a long-term character.

ACCOUNTING FOR INCOME

Taking into account the valuation of assets and liabilities, income is accounted for as follows:
Net turnover comprises the amounts invoiced for services rendered and goods delivered to third parties, less sales taxes and discounts. Expenses in respect of vessels managed for third parties are deducted from the gross turnover. The results of work in progress are apportioned to the financial year according to percentage of completion. Expected losses, if any, are fully deducted. Expenses are charged to the relevant financial year.

Taxation is calculated over the result before taxation according to the profit and loss account, applicable tax rates for the year and taking into account the permanent differences between the result before taxation according to the profit and loss account and the fiscal result. Deferred tax liabilities arising from temporary differences between the result before taxation according to the profit and loss account and the fiscal result are included under the provision for taxation. The current tax liabilities are included under Current liabilities: "Taxes and social security charges".

CONSOLIDATED BALANCE SHEET



TANGIBLE FIXED ASSETS

	Total	Vessels and other floating equipment	Vessels / equipment under construction	Land and buildings	Other
Balance, as at January 1, 2002					
Cost	583,221	508,810	4,193	15,271	54,947
Accumulated depreciation	(274,875)	(233,143)	(29)	(7,976)	(33,727)
Book value	308,346	275,667	4,164	7,295	21,220
Movements in the book value:					
Capital expenditures	15,933	8,450	3,018	38	4,427
Acquisition cost of disposals	(43,208)	(30,358)	(52)	(2,242)	(10,556)
Accumulated depreciation related to disposals	25,785	17,918	0	816	7,051
Depreciation	(28,216)	(22,266)	0	(574)	(5,376)
Translation differences and other	(35,408)	(27,880)	(5,830)	(520)	(1,178)
Total movements	(65,114)	(54,136)	(2,864)	(2,482)	(5,632)
Balance, as at December 31, 2002					
Cost	520,538	459,022	1,329	12,547	47,640
Accumulated depreciation	(277,306)	(237,491)	(29)	(7,734)	(32,052)
Book value	243,232	221,531	1,300	4,813	15,588



FINANCIAL FIXED ASSETS

	31.12.2002	31.12.2001
Associated companies	70,132	69,426
Other financial fixed assets	22,910	23,357
	93,042	92,783

Associated companies

This item includes those companies in which Smit Internationale N.V. has, directly or indirectly, control of 50% or less.

	Total	Share of the net asset value	Loans
Balance, as at January 1, 2002	69,426	66,716	2,710
Movements:			
Result	9,112	9,112	-
Dividends distributed	(5,047)	(5,047)	-
Acquisitions	623	623	-
Loans provided	3,832	-	3,832
Exchange differences and other movements	(7,814)	(6,549)	(1,265)
Balance, as at December 31, 2002	70,132	64,855	5,277

Leading associated companies are:

SmitWijs Towage CV, Rotterdam	50%
Asian Lift Pte.Ltd., Singapore	50%
Smit Oceaneering Cable Systems L.L.C., Houston	50%
Unie van Redding- en Sleepdienst N.V., Antwerp	49.99%
Keppel Smit Towage Pte.Ltd., Singapore	49%



Other financial fixed assets

	31.12.2002	31.12.2001
SEACOR SMIT, Inc., bonds	19,286	19,286
Other	3,624	4,071
	22,910	23,357

Balance, as at January 1, 2002	23,357
Loans provided	2
Redemptions received	(486)
Other movements	37
Balance, as at December 31, 2002	22,910

In 1999 the SEACOR SMIT, Inc. bonds amounting to USD 23.2 million have been provided as a security for a long-term borrowing with a term ending at January 1, 2004, which has been processed under "Other long-term liabilities". SEACOR SMIT, Inc. has used the right of early redemption of the bonds in 2003. Simultaneously, the loan will be repaid at 31 March 2003.

3 STOCKS

	31.12.2002	31.12.2001
Materials and supplies	5,024	6,691
Work in progress	24,247	23,577
	29,271	30,268

Materials and supplies comprise fuel and lubricants on board vessels, warehouse stocks, deck equipment, etc. Work in progress includes both work completed but not yet invoiced as well as work in progress at balance sheet date.

4 RECEIVABLES

	31.12.2002	31.12.2001
Trade accounts receivable	60,688	78,634
Associated companies	11,117	7,219
Taxes	20,181	3,121
Other receivables	17,785	35,887
Prepaid expenses and accrued income	23,989	27,789
	133,760	152,650

All amounts are receivable within one year with the exception of the receivable for taxes. The receivable for taxes relates to foreign corporation tax claims and other taxes.

5 CASH

	31.12.2002	31.12.2001
Short-term investments	1,516	492
Cash at banks and in hand	29,328	32,766
	30,844	33,258

The item "Short-term investments" refers to funds that have been deposited for a period of up to three months.



6 CURRENT LIABILITIES

	31.12.2002	31.12.2001
Bank overdrafts	49,594	51,999
Creditors	27,947	51,604
Associated companies	4,148	3,489
Taxes and social security charges	11,374	12,978
Pension schemes	618	374
Accruals and deferred income	86,421	78,505
	180,102	198,949

All liabilities are payable within one year. Smit Internationale N.V. has agreed, for the majority of its bank overdrafts, not to pledge its present assets without the prior approval of the relevant banks. Otherwise there are no charges on assets. Bank overdrafts bear a variable interest rate.



7 SUBORDINATED LOANS

	31.12.2002	31.12.2001
	11,061	12,536

This relates to a subordinated loan granted by the Nationale Investeringsbank N.V. (National Investment Bank - NIB) on the terms of an "AA credit". The AA credit is subordinated to all debts. The remaining life of the loan is 7.5 years. Redemption amounts to EUR 1,475 per annum. The loan bears a variable interest percentage.



8 OTHER LONG-TERM LIABILITIES

	31.12.2002	31.12.2001
Banks	116,593	143,146
Other	3,508	2,615
	120,101	145,761

The repayment obligations are as follows:

	Outstanding amount at balance sheet date	Payable within one year of balance sheet date	Payable one year or more from balance sheet date	Of which more than five years from balance sheet date
Banks	116,593	56,776	59,817	16,739
Other	3,508	2,958	550	-

Banks include a long-term loan amounting to EUR 19.2 million with the SEACOR SMIT, Inc. bonds as a security.
During 2002 new (mortgaged) bank loans amounting to EUR 8.7 million were agreed. Mortgages have been agreed upon in connection with bank loans up to an amount of EUR 98.6 million. The average interest rate on interest-bearing bank and other loans during 2002 was 6.2%. Approximately 55% of the outstanding loans of EUR 120 million bear a variable interest rate.
The bank loan payable within one year of the balance sheet date amounting to EUR 56.8 million includes the redemption of the loan relating to the SEACOR SMIT bonds amounting to EUR 19.3 million and the redemption of the loan relating to the Smit Pioneer amounting to EUR 12 million.



9 PROVISIONS

	Taxation	Reorgani-sations	Other	Total
Balance, as at January 1, 2002	18,140	26,397	6,086	50,623
Additions	-	-	-	0
Withdrawals	(233)	(18,587)	(2,243)	(21,063)
Balance, as at December 31, 2002	17,907	7,810	3,843	29,560

The provision for reorganisations relates to measures for the structural improvement of the Group.
The item "Other" relates, mainly, to specific operating risks in The Netherlands and abroad.
The provisions are mainly of a long-term character.

10 EQUALISATION ACCOUNT FOR INVESTMENT SUBSIDIES

Balance, as at January 1, 2002	50
Less: Amount released to Profit and Loss Account	(50)
Balance, as at December 31, 2002	0

11 NET EQUITY

For a specification, refer to the Company Balance Sheet notes

Contingent liabilities and commitments

For a specification, refer to the Company Balance Sheet notes.

SMIT Harbour Towage tugs bring the FPSO "Bonga" into Rotterdam. In 2002 SmitWijs Towage towed the "Bonga" from the shipyard in South Korea to the UK for completion.



ADDITIONAL INFORMATION

FINANCIAL INSTRUMENTS AND EXCHANGE RATE RISK MANAGEMENT

Various financial instruments are used by the Group companies during the course of normal operations. The use of these financial instruments is centrally arranged and administered. Off balance sheet instruments are used on a limited basis and require authorisation by the Executive Board.

As these financial instruments are used to mitigate risk, the estimated real value of profit and losses for the hedged transactions will compensate each other and will be accounted for simultaneously. Such transactions are not allowed without underlying contracts. SMIT's policy requires that the interest rates for long-term liabilities are set so that the interest rates of at least 50% of such liabilities are fixed on a long-term basis. Derivatives are used to convert variable interest rates to fixed interest rates on long-term liabilities.

Currency risks evolving from the normal course of operations are hedged through foreign exchange forward contracts and currency swaps. In principle, the net asset value of the foreign subsidiaries is not hedged.

Credit risk represents the accounting loss that would be recognised at the reporting date if counterparts failed completely to perform as contracted. The company does not have specific exposure to any individual customer. It is common practice to obtain guarantees with respect to the activities of the Salvage Division.
The instruments that are used to mitigate the interest and currency risks, as well as relating the level of risk to the volume of the financial instruments, are as follows:

FINANCIAL INSTRUMENTS ACCOUNTED FOR ON THE BALANCE SHEET

Financial instruments accounted for under assets and liabilities include cash, securities, receivables, as well as current and long-term liabilities. The estimated fair value as of December 31, 2002 of these financial instruments approximates the nominal value as of year-end.

FINANCIAL INSTRUMENTS NOT ACCOUNTED FOR ON THE BALANCE SHEET

At the year-end 2002, the applied hedging instruments comprised interest swaps and foreign exchange forward contracts. The fair value of the interest swaps is based on the market rate at the balance sheet date. The fair value of the foreign exchange forward contracts takes into account the revaluation of the contracts against the currency rates in effect at year-end.

The table below provides an overview of the market and nominal value of the financial instruments not accounted for on the balance sheet as per December 31, 2002.

(x EUR 1 mln.)	Market value	Nominal value	Unrealised Profit/Loss
Interest swaps	28.1	28.8	(0.7)
Currency swaps	10.7	10.1	0.6
Foreign exchange forward contracts			
Sales	0.4	0.4	-

Interest and currency swaps will become due within a period of 6 years. Interest swaps are used to mitigate variable interest risks up to 31% of total borrowings.
Foreign exchange forward contract will become due within a period of one year.



12 NET TURNOVER

The net turnover is specified by Division as shown below:

Net turnover per Division (in EUR 1 mln.)	**2002**	**2001**
Harbour Towage	77	79
Terminals	79	97
Salvage	54	110
Transport & Heavy Lift	102	78
Other activities	6	28
	318	392

13 COSTS OF SERVICES FROM THIRD PARTIES AND OTHER EXTERNAL COSTS

	2002	**2001**
Crew	7,792	8,750
Maintenance and repair (incl. movements in the provision for survey in 2000)	21,934	26,954
Insurance	6,655	7,838
Fuel and lubricants	10,232	15,773
Chartered equipment and services from third parties	66,247	87,630
Other direct operational expenses	20,467	18,222
Indirect costs	33,860	28,699
	167,187	193,866
Less: Release from the "Equalisation Account for Investment Subsidies"	50	76
	167,137	193,790

14 WAGES, SALARIES AND SOCIAL SECURITY CHARGES

Social security contributions include a charge of EUR 5.1 mln. (2001: EUR 4.7 mln.) relating to pre-pension premiums. Payments to present and former members of Group Management and present and former members of the Supervisory Board together, as referred to in Article 383 Paragraph 1, Book 2, Title 9 of The Netherlands Civil Code, amounted to EUR 452,000 (2001: EUR 673,000) and EUR 81,679 (2001: EUR 98,468), respectively.

Paid to (former) members Group Management in EUR	Salary	Profit related remuneration	Total **2002**	Total **2001**
N.W.G.Buis [1]	98,000	19,000	117,000	380,000
B. Vree	294,000	41,000	335,000	293,000

[1] Resigned at May 31, 2002.

During 2002 no options were granted to members of Group Management. As at December 31, 2002 1,750 options, with an exercise price of EUR 22.40 per share, are outstanding with the statutory director.

Paid to (former) members Supervisory Board in EUR	Total 2002	Total 2001
J.D. Bax	18,151	15,882
J.M.H. van Engelshoven	-	18,151
W.F. van Beuningen	15,882	16,184
P.F. van der Heijden	15,882	15,882
W.A. Mulock Houwer	15,882	16,184
M.A. Busker	15,882	16,184

Employees

In 2002 the average number of persons employed was 2,915 (2001: 3,031).

At the end of the year 2002 the number of persons employed per Division can be specified as follows:

Division	31.12.2002
Harbour Towage	710
Terminals	647
Salvage	177
Transport & Heavy Lift	695
Other activities	525
	2,754

15 DEPRECIATION OF TANGIBLE FIXED ASSETS

	2002	2001
Vessels and other floating equipment	22,266	22,683
Buildings	574	607
Other	5,376	4,733
	28,216	28,023

16 EXCEPTIONAL ITEMS

	2002	2001
Income:		
Results on sale of assets	2,691	2,888
Release survey provision	-	17,791
Other	2,365	-
Expenses:		
Result from discontinued activities	(4,271)	(5,096)
Reorganisation expenses	(2,250)	(25,868)
Write-down of assets	-	(3,790)
	(1,465)	(14,075)



17 OPERATING RESULT SPECIFIED BY DIVISION

(in EUR 1 mln)

Year 2002 **Profit and Loss Account**	Harbour Towage	Terminals	Salvage	Transport & Heavy Lift	Holding/ disc. activities	Eliminations not allocated	Group
Production third parties	77.5	78.9	55.0	101.6	6.0		319.0
Production own Divisions	1.2	0.8	7.3	5.2	9.9	(24.4)	0.0
Total operating income	78.7	79.7	62.3	106.8	15.9	(24.4)	319.0
Total operating charges	72.5	68.9	59.5	110.5	17.4	(24.4)	304.4
Exeptional items	0.6	0.7	(0.1)	0.8	(3.5)		(1.5)
Operating result	6.8	11.5	2.7	(2.9)	(5.0)	0.0	13.1
Interest	(3.4)	(3.2)	(0.1)	(1.3)	(2.4)		(10.4)
Result from ordinary activities before taxation	3.4	8.3	2.6	(4.2)	(7.4)	0.0	2.7
Taxation	(2.1)	(1.4)	(0.1)	(0.2)	5.5		1.7
Share in result of associated companies	7.5	0.0	0.0	0.3	1.3		9.1
Result from ordinary activities after taxation	8.8	6.9	2.5	(4.1)	(0.6)	0.0	13.5
Minority interest	(0.1)	0.0	0.0	0.0	0.0		(0.1)
Group result after taxation	8.7	6.9	2.5	(4.1)	(0.6)	0.0	13.4
Balance sheet							
Tangible fixed assets	79.2	74.8	3.3	30.3	55.6		243.2
Associated companies, not consolidated	43.8	0.1	-	18.9	2.1		64.9
Assets not allocated						222.0	222.0
Total assets	123.0	74.9	3.3	49.2	57.7	222.0	530.1
Liabilities not allocated						340.8	340.8
Total liabilities	0.0	0.0	0.0	0.0	0.0	340.8	340.8
Investment in tangible fixed assets	1.9	8.7	0.8	4.0	0.5		15.9
Investment in associated companies	-	-	-	0.6	-		0.6
Depreciation	7.5	12.6	1.2	4.8	2.1		28.2

Discontinued activities relate to that part of the oil and gas related offshore activities, which will not be continued after the restructuring of the Group.

Year 2001 **Profit and Loss Account**	Harbour Towage	Terminals	Salvage	Transport & Heavy Lift	Holding/ disc. activities	Eliminations not allocated	Group
Production third parties	78.6	97.0	110.4	77.9			363.9
Production own Divisions							0.0
Total operating income	78.6	97.0	110.4	77.9	0.0	0.0	363.9
Total operating charges	75.2	84.6	104.3	71.9			336.0
Exeptional items	0.7	0.6	1.0	0.4	(16.8)		(14.1)
Operating result	4.1	13.0	7.1	6.4	(16.8)	0.0	13.8
Interest						(12.6)	(12.6)
Result from ordinary activities before taxation	4.1	13.0	7.1	6.4	(16.8)	(12.6)	1.2
Taxation						7.1	7.1
Share in result of associated companies	2.0	0.1		5.0	2.0		9.1
Result from ordinary activities after taxation	6.1	13.1	7.1	11.4	(14.8)	(5.5)	17.4
Minority interest							0.0
Group result after taxation	6.1	13.1	7.1	11.4	(14.8)	(5.5)	17.4
Balance sheet							
Tangible fixed assets	98.9	87.6	6.9	34.6	80.3		308.3
Associated companies, not consolidated	43.4	0.1	-	21.8	1.4		66.7
Assets not allocated						242.3	242.3
Total assets	142.3	87.7	6.9	56.4	81.7	242.3	617.3
Liabilities not allocated						416.0	416.0
Total liabilities	0.0	0.0	0.0	0.0	0.0	416.0	416.0
Investment in tangible fixed assets						28.3	28.3
Investment in associated companies						1.0	1.0
Depreciation	9.5	10.6	5.0	2.9			28.0

Discontinued activities relate to that part of the oil and gas related offshore activities, which will not be continued after the restructuring of the Group.



18 INTEREST

	2002	2001
Interest income on financial fixed assets	1,373	1,392
Other interest income	486	1,374
	1,859	2,766
Interest charges	(12,237)	(15,414)
	(10,378)	(12,648)

19 TAXATION

This represents taxation on profits in The Netherlands and other countries. Taxation is calculated by applying the relevant tax rates on the result, taking into account permanent differences between the result according to the profit and loss account and the fiscal result.
The tax charge, expressed as a percentage of the operating result before taxation and before the share in the results of associated companies, amounts to 59.8% (2001: 642.1%).

			2002			2001
	Amounts in EUR 1,000	in %	Tax charge in EUR 1,000	Amounts in EUR 1,000	in %	Tax charge in EUR 1,000
Legal corporation tax rate		34.5			35.0	
Result from ordinary activities before taxation	2,764	34.5	(954)	1,114	35.0	(390)
Effect non-taxable profits			(197)			127
Effect rate adjustment			(415)			428
Effect rate differences foreign subsidiaries			2,411			18
Non-deductible costs			(579)			(931)
Temporary differences and losses for which no tax credit has been accounted for			657			-
Use of non-valued loss carry forward			597			726
Use of non-valued capital losses			-			7,300
Other			134			(125)
Effective tax charge (in percentage)		-59.8	1,654		-642.1	7,153

Taxation relates mainly to current tax liabilities.
The non-valued loss carry forward of various foreign companies, in total, amounts to EUR 17.9 mln.

20 SHARE IN RESULTS OF ASSOCIATED COMPANIES

This item refers to the pro rata share in the results of associated companies, based on their latest Profit and Loss Accounts.

BALANCE SHEET OF SMIT INTERNATIONALE N.V. AS AT DECEMBER 31, 2002
(in EUR 1,000.-)

		December 31, 2002		December 31, 2001*	
Financial fixed assets					
Subsidiary companies	(A)	177,978		219,270	
			177,978		219,270
Current assets					
Receivables	(B)	-		-	
Cash	(C)	22,994		10,021	
		22,994		10,021	
Current liabilities	(D)	1,136		9,200	
Net current assets/(liabilities)			21,858		821
Total assets, less current liabilities			199,836		220,091
Less: Subordinated loans	(E)	11,061		12,536	
			11,061		12,536
Net equity	(F)		188,775		207,555

Net equity specified as follows:

	December 31, 2002	December 31, 2001*
Issued share capital	35,470	35,470
Share premium account	23,568	23,568
Other reserves	129,737	148,517
	188,775	207,555

PROFIT AND LOSS ACCOUNT OF SMIT INTERNATIONALE N.V. FOR THE YEAR ENDED DECEMBER 31, 2002
(in EUR 1,000.-)

	2002	2001
Results of subsidiary companies after taxation	13,182	17,072
Other results after taxation	265	313
Result after taxation	13,447	17,385

* Adjusted for comparative purposes



NOTES TO THE BALANCE SHEET OF SMIT INTERNATIONALE N.V. AS AT DECEMBER 31, 2002

General

For accounting policies, refer to the notes to the Consolidated Accounts.

(A) SUBSIDIARY COMPANIES

	Total	Share of the net asset value	Loans
Balance, as at January 1, 2002	219,270	176,219	43,051
Movements:			
Share in net results	13,182	13,182	-
Redemption of loans	(29,334)	-	(29,334)
Translation differences	(25,140)	(25,140)	-
Balance, as at December 31, 2002	177,978	164,261	13,717

(B) RECEIVABLES

	31.12.2002	31.12.2001
Other	-	-

(C) CASH

	31.12.2002	31.12.2001
Cash at banks and in hand	22,994	10,021

(D) CURRENT LIABILITIES

	31.12.2002	31.12.2001
Corporation tax	1,116	9,051
Accruals and deferred income	21	149
	1,137	9,200

(E) SUBORDINATED LOANS

Details are provided in the notes to the Consolidated Accounts.

(F) NET EQUITY

	31.12.2002	31.12.2001
Issued capital	35,470	35,470

The issued share capital consists of 7,710,834 ordinary shares with a nominal value of EUR 4.60.

OPTIONS

During the period 1999-2001 a share option plan was in use for all employees of Smit Internationale N.V. The options can be exercised during a five-year period. In 2002 no options (2001: 63,079) were granted. At balance sheet date a total of 180,705 (2001: 285,091) options were outstanding, with option rates ranging between EUR 17.52 and EUR 23.03. As at December 31, 2002 7,250 options are outstanding with (former) members of Group Management.

As at December 31, 2002 the following options (of nominal EUR 4.60) are outstanding:

Issued in	Exercise period (ending)	Number	Of which (former) members Group Man.	Exercise price per share in EUR	Exercised as at December 31 2001	Exercised in 2002	Cancelled in 2002	Options outstanding as at December 31 2002
1997	31.12.2002	71,774	9,000	19.36	52,800	9,418	9,556	0
1998	01.12.2002	56,850	-	23.03	-	14,850	42,000	0
1999	01.12.2003	70,679	3,500	17.52	1,000	28,370	0	41,309
2000	31.12.2004	76,509	3,500	22.98	-	72	0	76,437
2001	31.12.2005	63,079	2,000	22.40	-	120	0	62,959
		338,891	18,000		53,800	52,830	51,556	180,705

SHARE PREMIUM ACCOUNT

The share premium account may be considered to be tax-free, upon distribution to shareholders.

	31.12.2002	**31.12.2001**
Share premium account	23,568	23,568

OTHER RESERVES

Movements in the other reserves are as follows:	**31.12.2002**	**31.12.2001**
Balance as at January 1, 2002	148,517	130,221
Net result of the year	13,447	17,385
Paid dividend	-8,052	0
Movements in the value of foreign subsidiary companies following exchange rate fluctuations	-25,140	495
Options exercised	965	416
Balance as at December 31, 2002	129,737	148,517

In 2002, the company did not purchase own shares.

The company owned 338,025 (2001: 390,855) ordinary shares in Smit Internationale N.V. as at December 31, 2002.



CONTINGENT LIABILITIES AND COMMITMENTS
(in EUR 1 mln.)

	31.12.2002	31.12.2001
Garantees in respect of clients	16.2	18.3
Capital commitments	0.0	3.6
Other liabilities	4.2	4.6
	20.4	26.5

The company has submitted a statement under Title 9, Book 2 of The Netherlands Civil Code Article 403, Paragraph 1f undertaking joint and several liability for commitments of a number of subsidiaries arising from acts-in-law by these companies.

Furthermore, the company has joint and several liability for the vast majority of bank debts of subsidiary companies. A number of Group companies entered into contracts for more than one year of which the annual lease expenses amount to approximately EUR 3 mln.

Rotterdam, March 24, 2003

Executive Board:

B. Vree*
W.H. Kanis

*Statutory director

Supervisory Board:

J.D. Bax
Mr.W.F. van Beuningen
M.A. Busker
Prof.Mr.P.F. van der Heijden
W.A. Mulock Houwer


TABEND


TABEND


TABEND

OTHER INFORMATION

AUDITOR'S REPORT

INTRODUCTION

We have audited the 2002 Annual Accounts of Smit Internationale N.V., Rotterdam. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these Annual Accounts based on our audit.

SCOPE

We conducted our audit in accordance with auditing standards generally accepted in The Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Annual Accounts. An audit also includes assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall Annual Accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the Annual Accounts give a true and fair view of the financial position of the company as of December 31, 2002 and of the result for the year then ended in accordance with accounting principles generally accepted in The Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of The Netherlands Civil Code.

Rotterdam, March 24, 2003

KPMG Accountants N.V.

DISTRIBUTION OF PROFIT

As stipulated in Article 26 of the Articles of Association, distribution of profit is as follows:

At the discretion of the Executive Board and subject to the prior approval of the Supervisory Board, a reservation can be made out of the profit shown. The balance shall be at the disposal of the General Meeting of Shareholders.
In accordance with the requirements of Article 26 of the Articles of Association the following distribution of profit is proposed.

Provided the 2002 Annual Accounts are adopted, a dividend of EUR 0.90 per ordinary share will be distributed for the year under review. As desired by the shareholders the dividend can be taken up either in cash, subject to 25% withholding tax, or in shares. At most the value of the dividend in shares will be 2.25% higher than the dividend in cash. The dividend will be recognised in the Annual Accounts 2003.



FIVE-YEAR OVERVIEW*

(in EUR 1 mln.)

	2002	2001	2000	1999	1998
Results					
Production	**319**	399	363	309	320
Operating result	**13**	26	24	29	23
Balance of interest income and interest charges	**(10)**	(13)	(11)	(4)	(3)
Taxes	**2**	(3)	(3)	(8)	(6)
Net result	**13**	17	14	26	54
Operating result plus result of associated companies (EBIT)	**22**	35	28	35	31
Earnings before interest, taxes and depreciation (EBITDA)	**50**	68	66	64	54
Depreciation	**28**	33	38	28	23
Balance sheet date					
Fixed assets	**336**	401	418	361	215
Investments in tangible fixed assets	**16**	28	88	103	74
Net equity	**189**	200	189	174	158
Long-term capital	**350**	410	434	384	279
Garantee capital	**200**	214	204	189	174
Interest-bearing long-term loans	**131**	158	181	161	73
Ratios in %					
Earning capacity of long-term capital	**6.3**	8.5	6.5	9.2	11.2
Earning capacity of net equity	**7.1**	8.7	7.5	14.7	34.3
Net margin	**4.2**	4.4	3.9	8.3	17.0
Return on capital employed	**6.1**	8.1	7.3	11.5	12.8
Operational margin	**4.1**	6.4	6.5	9.4	7.1
Tax burden result from ordinary activities	**-59.8**	26.2	26.2	32.0	30.1
Current assets/current liabilities	**107.6**	104.4	108.7	115.4	146.4
Solvency fixed assets/long-term capital	**96.1**	97.8	96.1	94.1	77.3
Net equity/total capital	**35.6**	32.1	30.1	32.7	38.1
Employees					
Year-end	**2,754**	3,075	3,320	2,678	2,161
Average	**2,915**	3,031	2,987	2,472	2,096
Production per employee (in EUR 1,000)	**109**	132	122	125	152
Data per share (in EUR 1.-)					
EBITDA	**6.85**	9.24	9.06	9.05	7.47
Dividend	**0.90** **	1.10	1.00	1.45 **	1.23 **
Total issued shares	**7,372,809**	7,319,979	7,298,579	7,042,881	7,216,159

* Comparative figures are not adjusted for the change in accounting principles

** Including optional dividend



Transport of a 300 m-long pier from Spain to Monaco. SMIT handled not only the transport of the pier but also installation as part of the Monaco harbour expansion project.



OVERVIEW OF THE MAIN
> GROUP OPERATING COMPANIES/ACTIVITIES AND
▷ ASSOCIATED COMPANIES

(as at 1 April 2003)

HARBOUR TOWAGE DIVISION

> SMIT Harbour Towage Argentina S.A., La Plata, Argentina*
> SMIT Harbour Towage Canada Inc., Vancouver, Canada*
> SMIT Harbour Towage Panama Inc., Panama, Panama*
> SMIT Harbour Towage Rotterdam B.V., Rotterdam, Netherlands
> SMIT Dudula Marine Ltd., Cape Town, South Africa
▷ Keppel Smit Towage Pte. Ltd., Singapore
▷ Mexicanos Servicios and Remolcadores S.A. de C.V., Mexico City, Mexico
▷ Terminales Maracaibo C.A., Caracas, Venezuela
▷ Unie van Redding- en Sleepdienst N.V., Antwerp, Belgium

TERMINALS DIVISION

> SMIT Terminals Americas, Houston, United States*
> SMIT Terminals Asia, Singapore*
> SMIT Terminals Europe, Rotterdam, Netherlands*
> SMIT Terminals Gabon S.A., Port Gentil, Gabon* / Smit Internationale (Gabon) S.A.
> SMIT Terminals Middle East, Jebel Ali Free Zone, United Arab Emirates*
> SMIT Terminals South Africa, Cape Town, South Africa
> SMIT Terminals West Africa Ltd, Cape Town, South Africa*
> SMIT Nigeria, Lagos, Nigeria

SALVAGE DIVISION

> SMIT Salvage B.V., Rotterdam, Netherlands
> SMIT Salvage, Houston, United States*
> SMIT Salvage, Cape Town, South Africa*
> SMIT Salvage, Singapore*

TRANSPORT & HEAVY LIFT DIVISION

> SMIT Heavy Lift Europe B.V., Rotterdam, Netherlands
> SMIT Transport Africa, Cape Town, South Africa*
> SMIT Heavy Lift Brasil, Brazil
> SMIT Transport Asia, Singapore*
> SMIT Transport Europe B.V., Rotterdam, Netherlands
▷ Asian Lift Pte. Ltd., Singapore
▷ Smit Oceaneering Cable Systems, L.L.C., Houston, United States
▷ SmitWijs Towage C.V., Rotterdam, Netherlands

*The activity is carried out through various legal entities that are either wholly owned by the Group or are associated companies of the Group.

The Smit Internationale N.V. Executive Board with the Division Managing Directors. ▷ From left to right: Abel Dutilh (SMIT Transport & Heavy Lift), Wim Kanis (Chief Financial Officer), Ben Vree (Chief Executive Officer), Hans van Rooij (SMIT Salvage), Malcolm Watt (SMIT Terminals) and Dorus Knegtel (SMIT Harbour Towage).

LIST OF MANAGEMENT PERSONNEL

(as at 1 April 2003)

EXECUTIVE BOARD

B. Vree	Chairman
W. H. Kanis	Chief Financial Officer

DIVISION MANAGEMENT

Th.A.J.A.M. Knegtel	Harbour Towage
M.R. Watt	Terminals
J.A.C. van Rooij	Salvage
A. Dutilh	Transport & Heavy Lift

GROUP STAFF

C.W.D. Bom	Shared Resources
W. Verhoeven	Legal Affairs
J.B. van Zeelt	Human Resources Management
G.L. Bruinsma	Group Controller

OPERATING COMPANY MANAGERS

HARBOUR TOWAGE:

G. Nordenstahl	SMIT Harbour Towage Argentina
J. Q. Cosulich	SMIT Harbour Towage Canada
R. Neomagus	SMIT Harbour Towage Panama
J.J. Lameijer	SMIT Harbour Towage Rotterdam

TERMINALS:

M.N. Lamb	SMIT Terminals Americas
R. Zwinkels	SMIT Terminals Asia
M.D. Young	SMIT Terminals Europe
A. Changarnier	SMIT Terminals Gabon
I. Nikolic	SMIT Terminals Middle East
P.C. Zandee	SMIT Terminals South Africa
J.J. Wengrove/M.P. Smith	SMIT Terminals West Africa

SALVAGE:

G.A. Koffeman	SMIT Salvage
C.J. van Essen	SMIT Salvage, Rotterdam
R.C. Elliott	SMIT Salvage, Houston
D. Main	SMIT Salvage, Cape Town
J. Hogendorp	SMIT Salvage, Singapore

TRANSPORT & HEAVY LIFT:

H.B. ten Hoeve	SMIT Heavy Lift Europe
P.D. Murray	SMIT Transport Africa
J. Bruinsma	SMIT Transport Asia
G.A. Keser	SMIT Transport Europe

ASSOCIATED COMPANIES

HARBOUR TOWAGE:

B. Chew Chin Heng	Keppel Smit Towage
C. Lopez	Servicios Mexicanos en Remolcadores
E. Post	Terminales Maracaibo
D. Mertens	Unie van Redding- en Sleepdienst

TRANSPORT & HEAVY LIFT:

J. Chua Bee Hin	Asian Lift
B.A.M. Dielen	Smit Oceaneering Cable Systems
A.W. Brand	SmitWijs Towage





ORGANISATIONAL STRUCTURE (as at 1 May 2003)

CEO*

Finance & Administration*

Shared Resources

HRM / Engineering / Vessel Management / Information Systems/ Insurance

Legal Affairs

Public Relations SHE-Q

HARBOUR TOWAGE + TERMINALS

Development

Management

SALVAGE + TRANSPORT & HEAVY LIFT

Development

Management

 6 members of the strategic committee

* Board of Directors



THE FLEET (as at 1 April 2003)

Vessels owned by Smit Internationale N.V. and joined ventures in which SMIT has controlling interest and/or management control.



9 Ocean-going tugs
14000-26000 hp



17 Anchor handling tugs
3300-8000 hp



1 Tug/anchor handling/supply vessel
15000 hp



6 Tug/anchor handling/supply vessels
8000 hp



2 Diving support vessels
1000-5000 hp



6 Utility vessels



1 Salvage vessel (seagoing)



2 Salvage vessels (inland)



7 Floating sheerlegs (seagoing)
400-3000 tonnes



4 Floating sheerlegs (inland)
100-400 tonnes



2 Self-propelling semi-submersible heavy transport vessels
6000 tonnes



3 Barges (seagoing)
24000 tonnes



7 Barges (seagoing)
10000-14000 tonnes



61 Barges (seagoing)
1000-8000 tonnes



74 Barges (inland)
100-1000 tonnes



54 Coastal/harbour tugs
3000-6000 hp



69 Coastal/harbour tugs
1000-3000 hp



27 Harbour/river tugs
100-1000 hp



20 Harbour/river pusher tugs
480-2800 hp



64 Various vessels (workboats, oilcontainment vessel, etc.)

436 Total fleet



COLOPHON

Design and prepress:
Studio Clarenburg, Schiedam

Photography:
Smit Internationale N.V.
Hans de Jong
Roderik van Nispen
Edwin Otter

Offset printing:
Schefferdrukkerij B.V., Dordrecht